                                                                                                            EXHIBIT 99.1


                             FINANCIAL HIGHLIGHTS

                                                                 Three months ended               Nine months ended
                                                                    September 30                     September 30
                                                             ------------------------------------------------------------
                                                                   1995           1994              1995             1994
-------------------------------------------------------------------------------------------------------------------------
FINANCIAL PERFORMANCE (Dollars in thousands, except per
  share data)
Net interest income (taxable-equivalent basis)                  $372,796       $503,240       $1,135,535       $1,510,407
Net income                                                       149,046        187,998          411,685          581,532
Earnings per common share
  Primary                                                            .65            .79             1.78             2.45
  Fully diluted                                                      .64            .79             1.77             2.44
Return on average assets                                             .96%          1.20%             .89%            1.29%
Return on average common shareholders' equity                      13.42          17.15            12.61            18.04
Net interest margin                                                 2.61           3.45             2.64             3.57
After-tax profit margin                                            22.58          25.60            21.39            26.10
Overhead ratio                                                     65.57          59.36            67.36            57.49
SELECTED AVERAGE BALANCES (In millions)
Assets                                                           $61,716        $61,988          $61,775          $60,204
Earning assets                                                    57,099         58,275           57,255           56,518
Loans, net of unearned income                                     36,824         34,494           36,116           33,025
Securities                                                        18,805         22,422           19,848           21,844
Deposits                                                          34,252         33,982           33,702           32,665
Borrowings                                                        13,294         11,346           13,299           11,284
Shareholders' equity                                               4,425          4,360            4,384            4,320
-------------------------------------------------------------------------------------------------------------------------


                                                                      September 30        December 31        September 30
                                                                              1995               1994                1994
-------------------------------------------------------------------------------------------------------------------------
SELECTED RATIOS
Capital
  Risk-based
    Tier I                                                                    8.32%              8.62%               8.61%
    Total                                                                    11.91              11.45               11.41
  Leverage                                                                    6.45               6.59                6.82
  Common shareholders' equity to assets                                       7.33               6.82                6.92
  Average common shareholders' equity to average assets                       7.07               7.09                7.14
Asset quality
  Net charge-offs to average loans                                             .22                .29                 .27
  Nonperforming loans to loans                                                 .74                .90                1.03
  Nonperforming assets to loans and foreclosed assets                         1.10               1.25                1.44
  Nonperforming assets to assets                                               .67                .69                 .80
  Allowance for credit losses to loans                                        2.56               2.83                2.89
  Allowance for credit losses to nonperforming loans                        346.28             314.17              281.35
Book value per common share
  As reported                                                               $19.62             $18.76              $18.87
  Excluding net unrealized securities losses                                 19.82              19.26               19.46
-------------------------------------------------------------------------------------------------------------------------

                               TABLE OF CONTENTS

       2 Corporate Financial Review      24 Consolidated Financial Statements
        34 Statistical Information            36 Corporate Information

                          CORPORATE FINANCIAL REVIEW

THE FOLLOWING CORPORATE FINANCIAL REVIEW SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF PNC BANK CORP. AND SUBSIDIARIES ("CORPORATION") INCLUDED HEREIN AND THE CORPORATE FINANCIAL REVIEW AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THE CORPORATION'S 1994 ANNUAL REPORT.

                                    OVERVIEW
---------------------------------------------------------------

Net income for the first nine months of 1995 was $411.7 million, or $1.77 per fully diluted share, compared with $581.5 million, or $2.44 per share, for the first nine months of 1994. Return on average assets and return on average common shareholders' equity were .89 percent and 12.61 percent, respectively, in the first nine months of 1995 compared with 1.29 percent and 18.04 percent a year ago.
  During the first nine months of 1995 the nation's economy grew at a more moderate pace than the previous twelve months. As a result, there was less inflationary pressure and the Federal Reserve responded with moderating actions with respect to short-term interest rates. Management expects such economic conditions and monetary policies to continue over the next twelve months and, accordingly, expects more stability in short-term rates.

                            MERGERS AND ACQUISITIONS
---------------------------------------------------------------

  On October 6, 1995, the Corporation completed the acquisition of Chemical New Jersey Holdings, Inc., and its wholly-owned subsidiary Chemical Bank New Jersey, N.A. ("Chemical") located in southern and central New Jersey with total assets of $3.2 billion and retail core deposits of $2.7 billion. The transaction was accounted for under the purchase method and the Corporation paid $492 million in cash.
  In July 1995, the Corporation entered into a definitive merger agreement with Midlantic Corporation ("Midlantic"), a regional bank holding company headquartered in Edison, New Jersey. At September 30, 1995, Midlantic had assets and deposits of $13.9 billion and $10.9 billion, respectively. Under terms of the agreement, the Corporation will exchange 2.05 shares of its common stock for each share of Midlantic common stock. Based on share data as of September 30, 1995, the Corporation expects to issue 111.1 million shares of its common stock to consummate the merger. The transaction will be accounted for as a pooling of interests. The Corporation has received all required regulatory approvals for the merger, which is targeted to be completed by year-end 1995, pending approval by shareholders of both companies.
  Upon completion of the Midlantic merger, the Corporation expects to have the second and third largest deposit market share in Philadelphia and New Jersey, respectively. The in-market nature of this transaction is expected to generate substantial economies by reducing costs associated with overlapping and duplicative operations. In addition, the transaction will provide opportunities to enhance revenues through marketing the Corporation's products and services to a new customer base. The Corporation's balance sheet is also expected to be enhanced by the addition of Midlantic's large and stable base of retail core deposits and superior capital position.
  As previously disclosed, the Corporation will recognize one-time merger-related charges in connection with the Midlantic transaction and is considering the potential sale of securities that would result in additional losses. The combination of these actions is expected to benefit the operating results of future periods, but would result in material charges to earnings in the fourth quarter of 1995. These potential actions are discussed herein under the captions Income Statement Review-Noninterest Expense, Balance Sheet Review-Securities and Risk Management-Financial Derivatives.
  In February 1995, the Corporation completed the acquisition of BlackRock Financial Management L.P. ("BlackRock"), a New York-based, fixed-income investment management firm with approximately $25 billion in assets under management at closing. The transaction was accounted for under the purchase method and the Corporation paid $71 million in cash and issued $169 million of unsecured notes.
  In the first quarter of 1995, the Corporation acquired Indian River Federal Savings Bank, Vero Beach, Florida, and Brentwood Financial Corporation, Cincinnati, Ohio, for a total of $33 million in cash. The acquisitions added assets and deposits of approximately $175 million and $140 million, respectively.
  During 1994, the Corporation completed the acquisitions of United Federal Bancorp, Inc., State College, Pennsylvania, and First Eastern Corp., Wilkes-Barre, Pennsylvania. The acquisitions added assets and deposits of $2.8 billion and $2.4 billion, respectively.
  In addition, in June 1994, the Corporation purchased a $10 billion residential mortgage servicing portfolio from the Associates Corporation of North America.

                           CORPORATE FINANCIAL REVIEW

                            INCOME STATEMENT REVIEW
---------------------------------------------------------------

During the first nine months of 1995 net interest income totaled $1.1 billion and represented 59.0 percent of total revenue compared with $1.5 billion and
67.8 percent, respectively, in the same period a year ago. Noninterest income totaled $789.4 million, or 41.0 percent of total revenue, in the first nine months of 1995 compared with $717.9 million and 32.2 percent in the year-earlier period.

INCOME STATEMENT HIGHLIGHTS

Nine months ended September 30                      Change
Dollars in                                    ------------------
millions                     1995      1994   Amount   Percent
----------------------------------------------------------------
Net interest
  income
  (taxable-equivalent
  basis)                   $1,136    $1,510    $(374)    (24.8)%
Provision for
  credit losses                          60      (60)   (100.0)
Noninterest income            789       718       71      10.0
Noninterest
  expense                   1,297     1,281       16       1.2
Net income                    412       582     (170)    (29.2)
----------------------------------------------------------------

NET INTEREST INCOME AND NET INTEREST MARGIN On a fully taxable-equivalent basis, net interest income for the first nine months of 1995 decreased $374.9 million compared with the first nine months of 1994. The benefit from a $736.6 million increase in average earning assets was more than offset by a narrower net interest margin.

NET INTEREST INCOME

Nine months ended September 30                            Change
Taxable-equivalent basis                             ------------------
Dollars in millions             1995        1994     Amount    Percent
-----------------------------------------------------------------------
Net interest income
 before swaps and
 caps
  Interest income             $3,174      $2,740      $ 434       15.8%
  Loan fees                       55          54          1        1.9
  Taxable-equivalent
    adjustment                    24          25         (1)      (4.0)
                              -----------------------------
    Total interest
      income                   3,253       2,819        434       15.4
  Interest expense             1,977       1,429        548       38.3
                              -----------------------------
  Net interest income
   before swaps
   and caps                    1,276       1,390       (114)      (8.2)
Effect of swaps and
  caps on
  Interest income               (122)         43       (165)    (383.7)
  Interest expense                18         (77)        95      123.4
                              -----------------------------
    Total swaps
      and caps                  (140)        120       (260)    (216.7)
                              -----------------------------
    Net interest
      income                  $1,136      $1,510      $(374)     (24.8)%
------------------------------------------------------------------------

  Net interest income and net interest margin declines reflect the Corporation's strategic actions begun in the latter half of 1994 to reposition the balance sheet by reducing investment activities and wholesale funding, and the cost of other actions taken to reduce interest rate sensitivity. In addition, deposit and borrowings costs increased more rapidly than loan yields in the year-to-year comparison. These factors are expected to continue to adversely impact net interest income and net interest margin in 1995 compared with the prior year. Following several consecutive quarterly declines, net interest income and net interest margin stabilized in the third quarter of 1995 and are expected to increase in subsequent quarters. The Chemical acquisition and Midlantic merger are expected to further benefit net interest income and margin.

NET INTEREST MARGIN

Nine months ended September 30
                                                         Basis Point
Taxable-equivalent basis              1995         1994       Change
--------------------------------------------------------------------
Interest rate spread before
 swaps and caps
  Book-basis yield on
    earning assets                    7.37%        6.48%          89
  Effect of loan fees                  .13          .13
  Taxable-equivalent
    adjustment                         .06          .06
                                      ------------------------------
  Taxable-equivalent yield
    on earning assets                 7.56         6.67           89
  Rate on interest-bearing
    liabilities                       5.29         3.93          136
                                      ------------------------------
  Interest rate spread
    before swaps and caps             2.27         2.74          (47)
Effect of
  Noninterest-bearing
    sources                            .69          .52           17
  Interest rate swaps and
    caps on
    Interest income                   (.28)         .10          (38)
    Interest expense                   .04         (.21)          25
                                      ------------------------------
      Total swaps and caps            (.32)         .31          (63)
                                      ------------------------------
      Net interest margin             2.64%        3.57%         (93)
--------------------------------------------------------------------

                          CORPORATE FINANCIAL REVIEW

PROVISION FOR CREDIT LOSSES The Corporation did not record a provision for credit losses in the first nine months of 1995 compared with $60.1 million in the first nine months of 1994. Based on the current risk profile of the loan portfolio and assuming economic trends continue, management does not expect to record a provision for credit losses during the remainder of 1995. Should the risk profile of the loan portfolio or the economy deteriorate, asset quality may be adversely impacted and a provision for credit losses may be required.

NONINTEREST INCOME Noninterest income before securities transactions increased
6.6 percent to $780.4 million in the first nine months of 1995 compared with the prior year period. Excluding securities transactions, noninterest income was
40.7 percent of total revenue in the first nine months of 1995 compared with
32.6 percent a year earlier.

  Net securities gains totaled $9.1 million in the first nine months of 1995 compared with net securities losses of $13.9 million in the year-earlier period. During 1995 and 1994, the Corporation sold securities in connection with its strategic initiatives to reduce the securities portfolio and interest rate sensitivity.

NONINTEREST INCOME

                                                                                                                Change
Nine months ended September 30                                                                         ------------------------
Dollars in thousands                                                   1995             1994            Amount          Percent
-------------------------------------------------------------------------------------------------------------------------------
Investment management and trust
  Trust                                                              $173,425         $146,658          $26,767           18.3%
  Mutual funds                                                         99,881           72,157           27,724           38.4
                                                                     ------------------------------------------
    Total investment management and trust                             273,306          218,815           54,491           24.9
Service charges, fees and commissions
  Deposit account and corporate services                              119,146          124,156           (5,010)          (4.0)
  Credit card and merchant services                                    32,728           40,520           (7,792)         (19.2)
  Corporate finance                                                    33,795           33,302              493            1.5
  Brokerage                                                            31,236           26,529            4,707           17.7
  Other services                                                       55,220           50,628            4,592            9.1
                                                                     ------------------------------------------
    Total service charges, fees and commissions                       272,125          275,135           (3,010)          (1.1)
Mortgage banking
  Servicing                                                            91,084           93,140           (2,056)          (2.2)
  Sale of servicing                                                    32,675           51,338          (18,663)         (36.4)
  Marketing                                                            22,894           14,796            8,098           54.7
                                                                     ------------------------------------------
    Total mortgage banking                                            146,653          159,274          (12,621)          (7.9)
Other                                                                  88,270           78,561            9,709           12.4
                                                                     ------------------------------------------
    Total noninterest income before securities transactions           780,354          731,785           48,569            6.6
Net securities gains (losses)                                           9,080          (13,895)          22,975         (165.3)
                                                                     ------------------------------------------
    Total                                                            $789,434         $717,890          $71,544           10.0%
-------------------------------------------------------------------------------------------------------------------------------

                          CORPORATE FINANCIAL REVIEW

INVESTMENT MANAGEMENT AND TRUST

                                                       Assets at September 30                                      Revenue for the
                          ------------------------------------------------------------------------------------         Nine Months
                                      Discretionary            Nondiscretionary                 Total           Ended September 30
                          --------------------------------------------------------------------------------------------------------
In millions                          1995         1994          1995          1994          1995          1994      1995      1994
----------------------------------------------------------------------------------------------------------------------------------
Personal and charitable           $25,497      $23,350      $ 12,515      $ 10,050      $ 38,012      $ 33,400      $113      $108
Institutional                      21,335        2,782        36,427        78,281        57,762        81,063        60        39
                          --------------------------------------------------------------------------------------------------------
  Total trust                      46,832       26,132        48,942        88,331        95,774       114,463       173       147
Mutual funds                       39,053       23,955       122,882        57,179       161,935        81,134       100        72
                          --------------------------------------------------------------------------------------------------------
  Total                           $85,885      $50,087      $171,824      $145,510      $257,709      $195,597      $273      $219
----------------------------------------------------------------------------------------------------------------------------------

  Investment management and trust revenue increased $54.5 million, or 24.9 percent, to $273.3 million in the first nine months of 1995 compared with the prior-year period. The increase was due to the BlackRock acquisition, new business, and an increase in the value of managed assets.
  Compared with a year ago, total trust and mutual funds assets increased $62.1 billion to $257.7 billion at September 30, 1995. BlackRock added approximately $25 billion in discretionary assets, of which $15 billion were institutional funds and $10 billion were mutual funds. At September 30, 1995, the composition of total discretionary assets was 46 percent fixed-income, 29 percent money market, 23 percent equity and two percent other assets. The PNC Family of Funds is included in the discretionary mutual funds category. Assets in these funds totaled $7.1 billion at September 30, 1995 compared with $4.9 billion a year ago.
  Service charges, fees and commissions decreased $3.0 million in the first nine months of 1995 compared with the same period a year ago. Deposit account and corporate services declined in the comparison due to lower business volumes. The decline in credit card and merchant services reflects the impact of agreements for Card Issuer Program Management Corporation and First Data Resources Inc. to provide certain administrative, marketing, data processing, and customer support services for the Corporation's credit card business. Excluding the effect of these agreements, service charges, fees and commissions increased $8.0 million, or 3.2 percent in the year-to-year comparison.
  Brokerage fee income increased in the comparison due to higher transaction volumes as revenue per broker doubled. The increase in other services income resulted from higher consumer-related fees, primarily related to automated teller machines ("ATM").
  During the first nine months of 1995, mortgage banking income decreased $12.6 million to $146.7 million primarily due to lower gains from sales of servicing. Marketing gains increased due to recognizing the value of originated mortgage servicing rights ("MSR") totaling $25.6 million. During the second quarter of 1995, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights," which provides for the immediate recognition of the value of originated MSR.

MORTGAGE SERVICING PORTFOLIO

In millions                          1995            1994
----------------------------------------------------------
Balance at January 1              $40,966         $35,527
  Originations                      4,136           5,285
  Acquisitions                         64          10,625
  Repayments                       (3,545)         (5,051)
  Sales                            (4,067)         (4,806)
                                  ------------------------
    Balance at September 30       $37,554         $41,580
----------------------------------------------------------

  During the first nine months of 1995, the Corporation funded $4.1 billion of residential mortgages, of which approximately 83 percent represented new financing. The Corporation directly originated 67 percent of total volume in 1995. At September 30, 1995, the Corporation's mortgage servicing portfolio totaled $37.6 billion, had a weighted-average coupon rate of 7.96 percent and an estimated fair value of $453 million. The servicing portfolio included $25.3 billion serviced for others with a MSR carrying value and of $281 million. If interest rates decline and the rate of prepayments increases, the underlying servicing fee income stream and related fair value of the MSR would be reduced. The Corporation uses certain financial derivatives to manage this risk.
  During the first nine months of 1995, other income totaled $88.3 million, an increase of $9.7 million compared with the year-earlier period. The increase was primarily due to gains on

                          CORPORATE FINANCIAL REVIEW

the sale of certain branches, which were partially offset by lower venture capital income. During the third quarter of 1995, the Corporation realized a $28.2 million gain on the sale of 12 branches in Dayton, Ohio, which were sold in connection with the ongoing rationalization of the retail branch network.

NONINTEREST EXPENSE Noninterest expense increased 1.2 percent, or $15.5 million, in the first nine months of 1995, primarily due to acquisitions. Excluding acquisitions, noninterest expense decreased $53.4 million, or 4.2 percent, in the comparison, reflecting the Corporation's continued emphasis on developing alternative lower-cost delivery systems and reducing the costs of traditional banking operations, and the benefit of lower Federal deposit insurance premiums.

NONINTEREST EXPENSE

Nine months ended                                               Change
September 30                                              --------------------
Dollars in thousands          1995             1994        Amount     Percent
------------------------------------------------------------------------------
Compensation            $  500,065       $  497,835       $ 2,230          .4%
Employee benefits          111,224          121,164        (9,940)       (8.2)
                        -----------------------------------------
  Total staff expense      611,289          618,999        (7,710)       (1.2)
Net occupancy              104,725          101,107         3,618         3.6
Equipment                  101,348           98,915         2,433         2.5
Amortization of intangible
  assets and MSR            66,416           59,478         6,938        11.7
Federal deposit
  insurance                 38,534           54,745       (16,211)      (29.6)
Taxes other
  than income               36,451           33,411         3,040         9.1
Other                      337,821          314,399        23,422         7.4
                        -----------------------------------------
    Total               $1,296,584       $1,281,054       $15,530         1.2%
------------------------------------------------------------------------------

  The overhead ratio was 67.4 percent in the first nine months of 1995 compared with 57.5 percent in the year-earlier period. The higher overhead ratio primarily reflects the impact of lower net interest income.
  Staff expense decreased 1.2 percent in the year-to-year comparison primarily due to lower staff levels. Average full-time equivalent employees decreased to approximately 20,000 for the first nine months of 1995 compared with approximately 21,100 a year ago. Approximately 1,300 employees added from acquisitions and from the establishment of the National Financial Services Center, the Corporation's telebanking center, were more than offset by reductions, primarily in the Consumer Banking line of business. Pension and postretirement benefit expense declined $5.1 million due to lower staff levels and a higher discount rate used to estimate pension obligations.
  Amortization of intangibles and MSR increased $6.9 million primarily reflecting additional intangibles from acquisitions.
  The decline in Federal deposit insurance reflects a premium refund of $16.5 million resulting from a reduction in the Bank Insurance Fund premium. Approximately $5.5 billion of the Corporation's deposits insured by the Savings Association Insurance Fund ("SAIF") continue to be assessed a higher rate. There are several proposals for legislative action to address recapitalization of the SAIF including a significant one-time assessment. Management currently cannot predict the outcome of these proposals or the effect, if any, on the Corporation.
  The increase in the remaining noninterest expense categories was primarily due to acquisitions.
  In connection with the closing of its pending merger with Midlantic, the Corporation currently estimates it will record merger-related and nonrecurring charges of between $150 million and $180 million, compared with an original estimate of $130 million. The increase in the estimate is primarily due to more aggressive plans with respect to operations and facilities consolidations. Management continues to review integration plans and final determination of the amount of the charges will be made prior to year end.

                          CORPORATE FINANCIAL REVIEW

                            LINE OF BUSINESS RESULTS
---------------------------------------------------------------

The management accounting process uses various methods of balance sheet and income statement allocations, transfers and assignments to evaluate the performance of various business units. Unlike financial accounting, there is no comprehensive, authoritative body of guidance for management accounting equivalent to generally accepted accounting principles. The following information is based on management accounting practices which conform to and support the management structure of the Corporation and is not necessarily comparable with similar information for any other financial services institution. Designations, assignments, and allocations may change from time to time as the management accounting system is enhanced and business or product lines change. In 1995, the Corporation realigned its line of business management structure along customer segments. The principal change was segregating the trust business, previously managed separately, into the corporate and consumer banking organizations. In addition, consistent with the Corporation's strategic focus and balance sheet realignment, asset/liability management has been redefined as a support function for the core lines of business. Results for the first nine months of 1994 are presented on a basis consistent with this new management structure.
  For management reporting purposes, the Corporation has designated three lines of business: Corporate Banking, Consumer Banking, and Asset Management. The financial results presented in this section reflect each line of business as if it operated on a stand-alone basis. Securities or borrowings, and related interest rate spread, have been assigned to each line of business based on its net asset or liability position. Consumer Banking and Asset Management were net generators of funds and, accordingly, were assigned securities, while Corporate Banking received an assignment of borrowings as a net asset generator. An assignment of securities is accompanied by an assignment of equity in accordance with the methodology described below. The interest rate spread on the remaining securities, the impact of financial derivatives used for interest risk management, and securities transactions are excluded from line of business results and are reported separately in asset/liability management activities.
  Capital is assigned to each business unit based on management's assessment of inherent risks and equity levels at independent companies that provide similar products and services. Capital assignments are not equivalent to regulatory capital guidelines and the total amount assigned may vary from consolidated shareholders' equity.

LINE OF BUSINESS HIGHLIGHTS

                                                                                                                     Return on
                                                  Average                                                             Assigned
                                               Balance Sheet                Revenue               Earnings            Capital
Nine months ended September 30           -----------------------------------------------------------------------------------------
Dollars in millions                         1995          1994         1995         1994       1995       1994     1995     1994
----------------------------------------------------------------------------------------------------------------------------------
Corporate Banking
  Large Corporate                        $ 3,924       $ 4,085       $  108       $  132       $ 39       $ 52       12%      15%
  Middle Market                           11,281        10,395          391          408        118        175       11       17
  Equity Management                          186           181           20           35         12         21       27       52
                                         ---------------------------------------------------------------------
    Total Corporate Banking               15,391        14,661          519          575        169        248       12       18
                                         ---------------------------------------------------------------------
Consumer Banking
  Private Banking                          1,041           863          177          158         32         28       30       29
  Mass Market                             25,705        24,806          922          888        180        169       17       17
  Mortgage Banking                        11,537        10,042          285          332         39         71       10       21
                                         ---------------------------------------------------------------------
    Total Consumer Banking                38,283        35,711        1,384        1,378        251        268       16       19
                                         ---------------------------------------------------------------------
Asset Management                             321           247          131           96         27         21       44       50
                                         ---------------------------------------------------------------------
    Total lines of business               53,995        50,619        2,034        2,049        447        537       15       19
Asset/liability management activities      7,530         9,316         (109)         173        (81)       104
Unallocated provision                                                                            29        (49)
Other unallocated items                      250           269                         6         17        (10)
                                         ---------------------------------------------------------------------
    Total                                $61,775       $60,204       $1,925       $2,228       $412       $582       13       18
----------------------------------------------------------------------------------------------------------------------------------

                          CORPORATE FINANCIAL REVIEW

  Total earnings contributed by the lines of business were $447 million in the first nine months of 1995 compared with $537 million in the first nine months of 1994. The decline primarily resulted from an increase in Corporate Banking's allocated provision for credit losses which was negative in the prior-year period. Line of business earnings differed from reported consolidated net income in both periods due to asset/liability management activities, differences between specific reserve allocations to the lines of business and the consolidated provision for credit losses, and certain unallocated revenues and expenses. The decline in earnings from asset/liability management activities was primarily due to the impact of interest rate swaps and caps and lower net securities gains.

CORPORATE BANKING Corporate Banking provides traditional financing, liquidity and treasury management, corporate and employee benefit trust, capital markets, direct investment and other financial services to businesses and governmental entities. It serves customers within the Corporation's primary markets as well as from a network of offices located in major U.S. cities. Corporate Banking includes: Large Corporate--customers having annual sales of more than $250 million; Middle Market--customers with annual sales of $5 million to $250 million and those in certain specialized industries such as real estate, communications, health care, natural resources, leasing and automobile dealer finance; and Equity Management--private equity investments.
  Corporate Banking provided 38 percent of line of business earnings in the first nine months of 1995 compared with 46 percent in the first nine months of 1994. Large Corporate earnings declined in the comparison due to a decrease in average loans and the impact of a $15 million pretax benefit recorded in 1994 from resolution of a problem asset. Average loans declined primarily due to the reduction of certain low-spread loans. Middle Market earnings declined as the benefit of an increase in average loans was more than offset by an increase in the allocated provision for credit losses and narrower spreads in the loan portfolio. A modest provision was allocated in 1995 compared with a negative provision in 1994 resulting from a significant reduction of problem assets.

CONSUMER BANKING Consumer Banking provides lending, deposit, personal trust, brokerage, investment, payment system access and other financial services to consumers and small businesses. It provides services through a network of community banking and mortgage offices, alternative delivery systems such as the National Financial Services Center and ATMs, and regional banking centers offering a wide-array of products at a single point of contact. Consumer Banking includes: Private Banking--affluent consumers and charitable organizations with specialized banking requirements; Mass Market--small business customers having annual sales of up to $5 million and all other consumers who use traditional branch and direct banking services; and Mortgage Banking--loan origination, acquisition and servicing activities, and residential mortgage loans held in portfolio.
  The earnings contribution from Consumer Banking increased to 56 percent in the first nine months of 1995 from 50 percent a year ago. Earnings from Private Banking increased in the first nine months of 1995 as the benefit from loan growth, new trust business and higher brokerage fees more than offset expense growth from marketing activities in this sector. Mass Market earnings benefitted from a pretax $28.2 million gain on the sale of certain branches. Mortgage Banking continued to operate in a competitive environment characterized by significantly reduced loan origination volumes. Earnings declined in 1995 as the benefit of an increase in portfolio loans was more than offset by narrower loan spreads and lower gains from sales of servicing.

ASSET MANAGEMENT Asset Management provides trust and mutual fund investment management, strategy, research, and asset servicing for institutional and family wealth customers. It serves customers through one unified money management organization.
  Asset Management contributed 6 percent of line of business earnings in the first nine months of 1995 compared with 4 percent a year ago. Asset Management earnings increased due to the impact of BlackRock, new business and an increase in the value of managed assets.

                          CORPORATE FINANCIAL REVIEW

                             BALANCE SHEET REVIEW
----------------------------------------------------------------

AVERAGE ASSETS

Nine months ended September 30
In millions                           1995            1994
------------------------------------------------------------
Assets                             $61,775         $60,204
Earning assets                      57,255          56,518
Loans, net of unearned income       36,116          33,025
Securities                          19,848          21,844
------------------------------------------------------------

LOANS   Average loans for the first nine months of 1995 increased 9.4 percent over the comparable period in 1994, to $36.1 billion. Acquisitions increased the loan portfolio primarily in the Consumer Banking line of business. Excluding the impact of acquisitions, average loans increased 7.2 percent, of which the majority was in residential mortgages.
  The proportion of average loans to average earning assets increased to 63.1 percent in the first nine months of 1995 compared with 58.4 percent a year ago. Management expects this ratio to increase further in 1995 as a result of loan growth and a decline in the securities portfolio.
  The composition of loan outstandings did not change significantly since year-end 1994. Credit risk associated with lending activities is managed through underwriting policies and procedures, portfolio diversification, and loan monitoring practices.

LOAN PORTFOLIO COMPOSITION


                             September 30    December 31
Percent of gross loans               1995           1994
--------------------------------------------------------------
Commercial                            34.0%          34.9%
Real estate project                    4.6            4.6
Real estate mortgage
  Residential                         29.1           26.0
  Commercial                           3.1            3.5
                                  ----------------------------
    Total real estate mortgage        32.2           29.5
Consumer                              24.5           25.8
Other                                  4.7            5.2
                                  ----------------------------
    Total                           100.0%         100.0%
--------------------------------------------------------------

  At September 30, 1995, loan outstandings and net unfunded commitments increased $3.9 billion, or 6.3 percent, since year-end 1994. Unfunded commitments are net of participations and syndications. In addition, the Corporation had letters of credit outstanding totaling $4.2 billion and $4.3 billion at September 30, 1995 and December 31, 1994, respectively, primarily consisting of standby letters of credit.
  Excluding the impact of the initiative to reduce certain low-spread loans, total commercial loan outstandings increased $1.1 billion from year-end 1994. Growth in commercial unfunded commitments was broad based and totaled $2.3 billion, or 12.2 percent, in the comparison.
  Total real estate project exposure increased slightly since year-end 1994. Real estate projects primarily consist of retail and office, multi-family, hotel/motel and residential projects. Approximately 68 percent of total outstandings are located in the Corporation's primary markets. The remaining projects are geographically dispersed throughout the United States.
  Real estate mortgage outstandings increased 13.3 percent primarily due to acquisitions and portfolio management strategies. As part of its mortgage banking business, the Corporation retains certain originated residential mortgage products in the loan portfolio. The remainder of its originations are securitized and sold.
  Consumer loan outstandings totaled $9.1 billion at September 30, 1995 compared with $9.2 billion at year-end 1994. The decline was primarily due to a planned reduction in indirect automobile loans.

                            CORPORATE FINANCIAL REVIEW

LOANS

                                                              September 30, 1995               December 31, 1994
                                                         -----------------------------------------------------------------
                                                                          Net Unfunded                    Net Unfunded
In millions                                              Outstandings      Commitments    Outstandings     Commitments
--------------------------------------------------------------------------------------------------------------------------
Commercial
  Manufacturing                                               $ 2,394          $ 6,750        $ 2,434          $ 6,011
  Retail/Wholesale                                              2,116            2,358          2,148            2,123
  Service providers                                             1,637            1,583          1,534            1,384
  Communications
    Cable                                                         675              155            691              215
    Telephone/cellular                                            307            1,127            285              923
    Other                                                         214              231            125               93
                                                         -----------------------------------------------------------------
       Total communications                                     1,196            1,513          1,101            1,231
  Financial services                                              653            2,890            691            2,502
  Real estate related                                             685              282            610              180
  Health care                                                     790              937            606              958
  Public utilities                                                196            1,080            254            1,079
  Other                                                         2,926            3,733          3,067            3,447
                                                         -----------------------------------------------------------------
       Total commercial                                        12,593           21,126         12,445           18,915
Real estate project
  Construction and development                                    470              241            394              254
  Medium-term financings                                        1,222               81          1,234               56
                                                         -----------------------------------------------------------------
       Total real estate project                                1,692              322          1,628              310
Real estate mortgage
  Residential                                                  10,795              832          9,283              769
  Commercial                                                    1,152               11          1,261               19
                                                         -----------------------------------------------------------------
       Total real estate mortgage                              11,947              843         10,544              788
Consumer
  Home equity                                                   2,639            1,710          2,625            1,761
  Automobile                                                    2,227                           2,534
  Student                                                       1,370               76          1,258               30
  Credit card                                                     917            3,684            817            3,423
  Other                                                         1,911              286          1,953              330
                                                         -----------------------------------------------------------------
       Total consumer                                           9,064            5,756          9,187            5,544
Other                                                           1,744              947          1,843              917
Unearned income                                                  (225)                           (240)
                                                         -----------------------------------------------------------------
       Total, net of unearned income                          $36,815          $28,994        $35,407          $26,474
--------------------------------------------------------------------------------------------------------------------------

                          CORPORATE FINANCIAL REVIEW

SECURITIES   The securities portfolio declined $2.7 billion from year-end 1994 to $18.3 billion at September 30, 1995. As a percent of earning assets, securities declined to 32.3 percent at September 30, 1995 compared with 36.3 percent at December 31, 1994 and 38.3 percent at the end of the third quarter of 1994.
  At September 30, 1995, the securities portfolio included $10.7 billion and $1.7 million of collateralized mortgage obligations and mortgage-backed securities, respectively. The characteristics of these investments include principal guarantees, primarily by U.S. Government agencies, marketability, and availability as collateral for additional liquidity. The expected lives of mortgage-related securities can vary as a result of changes in interest rates. In a declining rate environment, prepayments may accelerate and therefore shorten expected lives. The Corporation monitors the impact of this risk through the use of an income simulation model as part of the asset/liability management process.
  Other U.S. Government agencies securities and asset-backed private placements represent AAA-rated, variable-rate instruments. The interest rates on these instruments float with various indices and are limited by periodic and maximum caps. These securities have an initial specified term at the end of which the maturity may be extended or called at the option of the issuer. Other debt securities consist primarily of private label collateralized mortgage obligations.

SECURITIES

                                              September 30, 1995                              December 31, 1994
                                  -------------------------------------------------------------------------------------------
                                                 Unrealized                                      Unrealized
                                  Amortized  ------------------                  Amortized   -------------------
In millions                            Cost     Gains    Losses   Fair Value           Cost     Gains     Losses   Fair Value
-----------------------------------------------------------------------------------------------------------------------------
Investment securities
  Debt securities
    U.S. Treasury                   $ 1,806       $14                $ 1,820        $ 1,794               $   93      $ 1,701
    U.S. Government agencies and
       corporations
         Mortgage-related             9,892         9      $298        9,603         10,920                1,025        9,895
         Other                        1,000         4                  1,004          1,000                   28          972
    State and municipal                 325        21                    346            348       $12          2          358
    Asset-backed private
     placements                       1,597        10                  1,607          1,597                   33        1,564
    Other debt
     Mortgage-related                   636         1         9          628            726                   43          683
     Other                              468                   1          467            769                   20          749
  Other                                 311         1                    312            310         1                     311
                                  --------------------------------------------------------------------------------------------
    Total                           $16,035       $60      $308      $15,787        $17,464       $13     $1,244      $16,233
                                  --------------------------------------------------------------------------------------------
Securities available for sale
  Debt securities
    U.S. Treasury                    $  106       $ 1                 $  107         $  401                 $  8       $  393
    U.S. Government agencies and
       corporations
         Mortgage-related             1,284         8       $ 9        1,283          2,161                   69        2,092
         Other                           25                   1           24             25                    4           21
  Other debt
     Mortgage-related                   590         1         2          589            749                   17          732
     Other                              118         2         1          119            117        $2                     119
  Corporate stocks and other            106         2         2          106            105         1          6          100
                                  -------------------------------------------------------------------------------------------
    Total                            $2,229       $14       $15       $2,228         $3,558        $3       $104       $3,457
----------------------------------------------------------------------------------------------------------------------------------

                            CORPORATE FINANCIAL REVIEW

EXPECTED MATURITY DISTRIBUTION OF SECURITIES

                                                                                1997 and                       Weighted
             Dollars in millions                    1995           1996          beyond          Total       Average Life
-------------------------------------------------------------------------------------------------------------------------------
Investment securities
  Debt securities
    U.S. Treasury                                   $   5                        $ 1,801        $ 1,806      3 yrs,  4 mos
    U.S. Government agencies and corporations
       Mortgage-related                               543         $ 2,010          7,339          9,892      3 yrs,  2 mos
       Other                                                        1,000                         1,000             10 mos
    State and municipal                                 3              28            294            325      9 yrs,  2 mos
    Asset-backed private placements                                 1,347            250          1,597               1 yr
    Other debt
       Mortgage-related                                20              93            523            636      2 yrs,  7 mos
       Other                                           67             216            185            468       1 yr,  4 mos
  Other                                                                              311            311                 NM
                                                    -----------------------------------------------------
       Total investment securities                    638           4,694         10,703         16,035      2 yrs, 11 mos
Securities available for sale
  Debt securities
    U.S. Treasury                                      63               3             40            106       1 yr, 10 mos
    U.S. Government agencies and corporations
       Mortgage-related                               116             232            936          1,284              7 yrs
       Other                                                            5             20             25      2 yrs,  4 mos
    Other debt
       Mortgage-related                                35             133            422            590      4 yrs, 11 mos
       Other                                            1               6            111            118      8 yrs,  2 mos
  Corporate stocks and other                                                         106            106                 NM
                                                    -----------------------------------------------------
       Total securities available for sale            215             379          1,635          2,229      6 yrs,  2 mos
                                                    -----------------------------------------------------
       Total                                        $ 853         $ 5,073        $12,338        $18,264      3 yrs,  3 mos
                                                    -----------------------------------------------------
Percent of total                                     4.67%          27.78%         67.55%         100.0%
                                                    -----------------------------------------------------
Securities with interest rates that are
  Fixed                                             $ 706         $ 2,371        $10,894        $13,971
  Variable                                            147           2,702          1,444          4,293
-------------------------------------------------------------------------------------------------------------------------------

NM--not meaningful

  The expected weighted average life of the securities portfolio was 3 years and 3 months at September 30, 1995 compared with 4 years at year-end 1994. Mortgage-related securities and other instruments are distributed based on expected weighted average lives determined by historical experience.
  Management is reviewing the asset/liability positions of Midlantic and the Corporation and is considering various actions consistent with the Corporation's strategic initiatives related to balance sheet repositioning and interest rate risk management. In connection therewith, the Corporation is considering reclassifying investment securities to the available-for-sale portfolio. Any reclassifications of investment securities will be accounted for at fair value and would include the fair value of associated financial derivatives. Unrealized gains and losses would be recorded as a component of shareholders' equity, net of tax.
  The Corporation may sell securities classified as available for sale as part of the overall asset/liability management process. Realized gains and losses would be reflected in the results of operations and would include the fair value of financial derivatives associated with such securities.
  On a pro forma basis, the combined investment securities of the Corporation and Midlantic had a net unrealized pretax loss of $226 million at September 30, 1995. The associated financial derivatives had an estimated net unrealized pretax loss of $283 million, including deferred losses on terminated swap contracts. As discussed herein under the caption Risk Management-Financial Derivatives, the Corporation anticipates terminating its interest rate caps in connection with the Midlantic

                           CORPORATE FINANCIAL REVIEW

merger. Management anticipates the results of operations for future periods would be positively impacted by such actions.

AVERAGE FUNDING SOURCES HIGHLIGHTS

 Nine months ended September 30
          In millions               1995        1994
-------------------------------------------------------------
Deposits                            $33,702       $32,665
Borrowed funds                       13,299        11,284
Notes and debentures                  9,132        10,848
Shareholders' equity                  4,384         4,320
-------------------------------------------------------------

FUNDING SOURCES l Average deposits increased $1.0 billion, or 3.2 percent, compared with the first nine months of 1994, primarily due to acquisitions. Average noninterest-bearing sources represented 19.3 percent of total funding sources during the first nine months of 1995 and 1994.

FUNDING SOURCES

                                September 30   December 31
          In millions                   1995          1994
-------------------------------------------------------------
Deposits
  Demand, savings and money
    market                          $17,076       $19,313
  Time                               14,383        13,100
  Foreign                             1,554         2,598
                                  --------------------------
    Total deposits                   33,013        35,011
Borrowed funds
  Repurchase agreements               5,427         3,785
  Treasury, tax and loan              1,156         1,989
  Federal funds purchased             3,407         2,181
  Commercial paper                      490         1,226
  Other                               2,203         2,427
                                  --------------------------
    Total borrowed funds             12,683        11,608
Notes and debentures
  Bank notes                          5,777         8,825
  Federal Home Loan Bank              2,447         1,384
  Other                               1,392         1,545
                                  --------------------------
    Total notes and debentures        9,616        11,754
                                  --------------------------
    Total                           $55,312       $58,373
-------------------------------------------------------------

  Total deposits at September 30, 1995 decreased $2.0 billion, or 5.7 percent from year-end 1994. A decline in demand, savings and money market deposits of $2.2 billion was partially offset by a $1.3 billion increase in time deposits. The change in composition of such deposit products was primarily due to customers shifting to higher rate deposit products. Customer product migration stabilized in the third quarter but is expected to continue during the remainder of 1995.
  Brokered deposits totaled $2.3 billion at September 30, 1995 compared with $2.8 billion at December 31, 1994. Retail brokered deposits, which are issued or participated-out by brokers in denominations of $100,000 or less, represented
78.3 percent of total brokered deposits at September 30, 1995 compared with 77.2 percent at year-end 1994.
  The change in the composition of borrowed funds and notes and debentures reflects asset/liability management activities to utilize the most attractive sources of funds.

CAPITAL Acquisition capability, funding alternatives, new business activities, deposit insurance costs, and the level and nature of expanded regulatory oversight depend in large part on a banking institution's capital strength. The minimum regulatory capital ratios are 4.00 percent for Tier I, 8.00 percent for total risk-based and 3.00 percent for leverage. However, regulators may require higher capital levels when a bank's particular circumstances warrant. To be classified as well capitalized, regulators require capital ratios of 6.00 percent for Tier I, 10.00 percent for total risk-based and 5.00 percent for leverage. At September 30, 1995, the capital position of each of the Corporation's bank affiliates was classified as well capitalized.
  The Corporation manages its capital position primarily through the issuance of debt and equity instruments, treasury stock activities, its dividend policies and retained earnings.

RISK-BASED CAPITAL AND CAPITAL RATIOS


                             September 30   December 31
   Dollars in millions               1995          1994
------------------------------------------------------------
RISK-BASED CAPITAL
Shareholders' equity               $4,504        $4,394
Intangibles                          (607)         (373)
Net unrealized securities
  losses                               45           119
                             -------------------------------
  Tier I risk-based
    capital                         3,942         4,140
Subordinated debt                   1,102           752
Eligible allowance for
  credit losses                       597           605
                             -------------------------------
  Total risk-based
    capital                        $5,641        $5,497
                             -------------------------------
ASSETS
Risk-weighted assets and
  off-balance-sheet
  instruments                     $47,361       $48,007
Average tangible assets            61,161        62,842
CAPITAL RATIOS
Tier I risk-based capital            8.32%         8.62%
Total risk-based capital            11.91         11.45
Leverage                             6.45          6.59
------------------------------------------------------------

                           CORPORATE FINANCIAL REVIEW

  The decline in Tier I risk-based capital reflects the impact of intangibles from acquisitions and the stock repurchase program. Intangibles increased in the comparison due to the acquisition of BlackRock in February 1995.
  In January 1995, the board of directors approved a stock repurchase program which authorized the Corporation to purchase up to 24 million additional common shares over the following two years. Approximately 6.5 million shares were purchased by the Corporation pursuant to this plan at an average price of $24.74 per share. The Corporation's ability to repurchase additional shares may be limited due to constraints associated with the pooling of interests accounting method for the pending Midlantic merger.

                                RISK MANAGEMENT
---------------------------------------------------------------

The Corporation's ordinary course of business involves varying degrees of risk taking, the most significant of which are interest rate, credit and liquidity risk. In order to manage these risks, the Corporation has risk management processes designed to provide for risk identification, measurement, monitoring and control.

INTEREST RATE RISK   Interest rate risk is the sensitivity of net interest
income and the market value of financial instruments to the magnitude, direction and frequency of changes in interest rates. Interest rate risk results from various repricing frequencies, changes in the relationship or spread between interest rates and the maturity structure of assets, liabilities, and off-balance-sheet positions. Asset/liability management uses a variety of investments, funding sources and off-balance-sheet instruments in managing the overall interest rate risk profile of the Corporation.
  A number of tools are used to measure interest rate risk including income simulation modeling and interest sensitivity ("gap") analyses. An income simulation model is the primary mechanism used by management to measure interest rate risk. The primary purpose of the simulation model is to assess the direction and magnitude of the impact on net interest income of most likely ("base case" which management believes is reasonably likely to occur), higher and lower ("alternative") interest rate scenarios.
  The results of the simulation model are highly dependent on numerous assumptions. These assumptions generally fall into two categories: those relating to the interest rate environment and those relating to general business and economic factors. Assumptions related to the interest rate environment include the prepayment speeds on mortgage-related assets and the cash flows and maturities of financial instruments including index-amortizing interest rate swaps. Assumptions related to general business and economic factors include changes in market conditions, loan volumes and pricing, deposit sensitivity, customer preferences, competition, and management's financial and capital plans. The assumptions are developed based on current business and asset/liability management strategies, historical experience, the current economic environment, forecasted economic conditions and other analyses. These assumptions are inherently uncertain and subject to change as time passes. Accordingly, they are updated on at least a quarterly basis and will not necessarily provide a precise estimate of net interest income or the impact of higher or lower interest rates.
  Using these assumptions, the model simulates net interest income under the base case and evaluates the relative risk of changes in interest rates by simulating the impact on net interest income of gradual parallel shifts in interest rates of 100 basis points higher and lower than the base case scenario. In such alternative scenarios, certain assumptions that are directly dependent on the interest rate environment are adjusted for the respective higher or lower interest rate environment. Other assumptions related to general and economic factors are held constant with those developed for the base case scenario. As a result, the alternative interest rate scenarios indicate what may happen to net interest income if interest rates were to change to the levels of the higher and lower scenarios but do not predict what may happen to net interest income if business and economic assumptions are not realized.

                           CORPORATE FINANCIAL REVIEW

  Actual results will differ from the simulated results of the base case scenario and of each alternative scenario due to various factors including timing, direction, magnitude and frequency of interest rate changes, the relationship or spread between various interest rates, changes in market conditions, loan volumes and pricing, deposit sensitivity, customer preferences, competition, and the actual interaction of the numerous assumptions. In addition, the actual results will be affected by the impact of mergers or acquisitions and business and asset/liability management strategies that differ from those assumed in the model. While the simulation model measures the relative risk of changes in interest rates on net interest income, the actual impact on net interest income could exceed or be less than the amounts projected in the base case and in each alternative scenario.
  If interest rates increase evenly over the next four quarters by 100 basis points more than the base case scenario, the simulation model projects net interest income would decline from the base case scenario by approximately 2.5 percent. Conversely, if interest rates decline by 100 basis points, net interest income would remain substantially unchanged from the base scenario. If the actual change in interest rates is greater than 100 basis points in either direction, the impact on net interest income could further differ from the simulated results.
  The simulated results of management's base case scenario include the impact of the Chemical acquisition. However, the model does not reflect the impact of the pending Midlantic merger, which is expected to further reduce interest sensitivity.
  The following table sets forth average interest rates for the periods indicated including management's base case forecast and the industry consensus for the twelve months ended September 30, 1996 as reported in the Blue Chip Financial Forecasts.

AVERAGE INTEREST RATES

                                                         Industry
                                                        Consensus
                           Base case scenario         Average for
                           --------------------        the Twelve
              September    December   September     Months Ending
                   1995        1995        1996    September 1996
-----------------------------------------------------------------
Federal funds      5.75%       5.50%       5.75%             5.50%
3-month LIBOR      5.86        5.65        5.95              5.60
5-year U.S.
  Treasury
  Note             6.00        5.90        6.35              6.00
Spread
  between
  5-year U.S.
  Treasury
  and Fed
  funds              25bp        40bp        60bp              50bp
-----------------------------------------------------------------

  An interest sensitivity (gap) analysis represents a point-in-time net position of assets, liabilities and off-balance-sheet instruments subject to repricing in specified time periods. A cumulative liability-sensitive gap position indicates liabilities are expected to reprice more quickly than assets over a specified time period. Alternatively, a cumulative asset-sensitive gap position indicates assets are expected to reprice more quickly than liabilities. The gap analysis alone does not accurately measure the magnitude of changes in net interest income since changes in interest rates over time do not impact all categories of assets, liabilities and off-balance-sheet instruments equally or simultaneously. The cumulative one-year gap position was .8 percent asset sensitive at September 30, 1995, compared with a liability-sensitive position of 1.5 percent and 17.4 percent at year end 1994 and September 30, 1994, respectively.

                           CORPORATE FINANCIAL REVIEW

FINANCIAL DERIVATIVES

                                                                                         Weighted Average Rate
September 30, 1995                                                            Notional   ---------------------   Estimated
Dollars In millions                                                              Value       Paid    Received   Fair Value
----------------------------------------------------------------------------------------------------------------------------
Instruments used to manage interest rate risk
 Asset rate conversion
  Interest rate swaps
   Pay-fixed designated to
    Investment securities                                                      $ 3,000       7.89%       5.90%       $(126)
    Commercial loans and mortgage                                                  290       7.97        5.91          (18)
   Receive-fixed index amortizing designated to commercial loans                 4,931       5.89        5.25          (87)
  Interest rate caps designated to investment securities                         5,500         NM          NM           18
                                                                               -------                               -----
    Total asset rate conversion                                                 13,721       6.70        5.51         (213)
 Liability rate conversion
 Interest rate conversion
  Interest rate swaps
   Pay-fixed designated to overnight and other borrowings                          790       6.15        5.79           (4)
   Receive-fixed index amortizing designated to deposits                         3,107       5.79        5.57          (42)
   Receive-fixed designated to bank notes and other borrowings                     994       5.19        6.06           12
   Basis swaps designated to bank notes                                            465       5.87        5.53            2
                                                                               -------                               -----
    Total liability rate conversion                                              5,356       5.74        5.69          (32)
 Mortgage origination activities
  Commitments to purchase forward contracts                                        417         NM          NM
  Commitments to sell forward contracts                                            851         NM          NM            1
                                                                               -------                               -----
     Total interest rate risk management                                        20,345                                (244)
Instruments used to manage MSR risk
 Interest rate floors                                                              500         NM          NM            5
 Receive-fixed interest rate swaps                                                 125       5.91        6.73            1
                                                                               -------                               -----
  Total MSR risk management                                                        625                                   6
                                                                               -------                               -----
     Total                                                                     $20,970                               $(238)
----------------------------------------------------------------------------------------------------------------------------

The floating rate portion of interest rate contracts are based on money-market indices. As a percent of notional value, 73 percent were based on 3-month LIBOR, 18 percent on Federal funds rate and the remainder on other short-term indices.

NM -- not meaningful

FINANCIAL DERIVATIVES   The Corporation uses a variety of off-balance-sheet
financial derivatives as part of its overall interest rate risk management process and to manage risk associated with the value of certain MSR.
  Interest rate swaps are agreements to exchange fixed and floating interest rate payments that are calculated on a notional principal amount. The floating rate is based on a money market index, primarily short-term LIBOR indices. Basis swaps are agreements under which both the receive and pay portion of the contract are based on a variable index.
  Interest rate caps and floors are agreements where, for a fee, the counterparty agrees to pay the Corporation the amount, if any, by which a specified market interest rate differs from a defined rate applied to a notional amount. These contracts can also include a contractually specified limit of such rate differentials under which payment is required.
  Futures contracts are agreements to purchase or sell a financial instrument at a specified future date, quantity and price or yield. Futures contracts have standardized contractual terms and are traded on organized exchanges.
  Forward contracts provide for the delivery of financial instruments at a specified future date and at a specified price or yield.
  Financial derivatives involve, to varying degrees, interest rate and credit risk in excess of the amount recognized in the balance sheet but less than the notional amount of the contract. For interest rate swaps, caps and floors, only periodic cash payments and, with respect to caps and floors, premiums, are exchanged; therefore, cash requirements and exposure to credit risk are significantly less than the notional principal amount.

                           CORPORATE FINANCIAL REVIEW

The Corporation manages these risks as part of its asset/liability management process and through the Corporation's credit policies and procedures. The Corporation seeks to minimize the credit risk associated with financial derivatives by entering into transactions with only a select number of high-quality institutions, establishing credit limits, requiring bilateral-netting agreements, and, in certain instances, segregated collateral.

INTEREST RATE RISK MANAGEMENT   For interest rate risk management purposes the
Corporation uses interest rate swaps to convert fixed-rate assets or liabilities to floating-rate instruments, convert floating-rate assets or liabilities to fixed-rate instruments, or convert floating-rate instruments from one index to another. The Corporation's swaps do not contain leverage or any similar features.

FINANCIAL DERIVATIVES ACTIVITY

                                                January 1                      Maturities/                       September 30
Notional value in millions                           1995        Additions    Amortization      Terminations             1995
-----------------------------------------------------------------------------------------------------------------------------
Interest rate risk management
 Interest rate swaps
  Index amortizing receive-fixed                  $11,400                         $ (3,362)                           $ 8,038
  Receive-fixed                                        94          $   989             (89)                               994
  Pay-fixed                                         5,718            2,700          (2,270)          $(2,068)           4,080
  Basis swaps                                                          465                                                465
 Interest rate caps                                 5,500                                                               5,500
 Eurodollar futures                                                  2,500          (2,500)
 Mortgage origination activities
  Commitments to purchase forward
    contracts                                          16            1,495          (1,094)                               417
  Commitments to sell forward
    contracts                                         350            3,516          (3,015)                               851
                                                -----------------------------------------------------------------------------
  Total interest rate risk management              23,078           11,665         (12,330)           (2,068)          20,345
MSR risk management
 Interest rate floors                                                  500                                                500
 Receive-fixed interest rate swaps                                     125                                                125
                                                                 ---------                                       ------------
  Total MSR risk management                                            625                                                625
                                                -----------------------------------------------------------------------------
   Total                                          $23,078          $12,290        $(12,330)          $(2,068)         $20,970
-----------------------------------------------------------------------------------------------------------------------------

  During 1995, the Corporation entered into pay-fixed interest rate and basis swap contracts to alter the repricing characteristics of certain borrowed funds. Substantially all of these contracts have maturities of three to twelve months.
  As part of its overall asset/liability management process the Corporation terminated $2.0 billion of pay-fixed interest rate swaps during the third quarter of 1995. The terminations resulted in a loss which is being deferred and amortized as an adjustment to interest income on investment securities, the instruments to which the swaps were designated. At September 30, 1995, the unamortized loss was $92.8 million and is being amortized ratably over a remaining period of 2 years and 7 months.

                           CORPORATE FINANCIAL REVIEW

  In November 1994, the Corporation purchased, for $129.6 million, interest rate caps with a notional value of $5.5 billion to reduce exposure to higher interest rates. These caps modify the interest rate characteristics of certain fixed-rate collateralized mortgage obligations to be variable within certain ranges. The caps require the counterparty to pay the Corporation the excess, if any, of 3-month LIBOR over a specified cap rate, currently 6.00 percent, computed quarterly based on the notional value of the contracts. At September 30, 1995, 3-month LIBOR was 5.94 percent. The cap rate adjusts to 6.50 percent during the fourth quarter of 1995 and the contracts expire during the fourth quarter of 1997. The agreements limit the amount payable to the Corporation to 150 basis points over the cap rate.
  During the first nine months of 1995, interest rate swaps and caps negatively affected net interest income by $140.2 million compared with a benefit of $119.9 million in the same period of 1994.
  In connection with the pending Midlantic merger, the Corporation continues to evaluate various alternatives regarding financial derivatives used for interest rate risk management including termination of certain contracts. The fair values of financial derivatives are estimates of amounts that would be received or paid upon termination of the related contracts. Such fair values are not recorded in the Corporation's financial statements.
  The Corporation anticipates terminating its interest rate cap position in connection with the Midlantic merger. Upon termination, a pretax loss of approximately $65 million, measured by the difference between the unamortized premium and the estimated fair value is expected to be recorded. If interest rate swaps are terminated, the net loss would be deferred and amortized over the shorter of the remaining original life of the agreements or the designated instrument. If both an interest rate swap and the instrument to which the swap is designated are terminated or the designated instrument matures, the net loss would be recognized immediately in the results of operations.
  The following table sets forth the expected maturity distribution of the notional value of financial derivatives and the associated weighted average interest rates with respect to instruments maturing in each year, assuming expected interest rates developed in management's base case interest rate scenario. Variable rates paid or received are subject to change as the underlying index floats with changes in the market.

                           CORPORATE FINANCIAL REVIEW

EXPECTED MATURITY DISTRIBUTION OF FINANCIAL DERIVATIVES

                                                                                                     1999 and
Notional value in millions                                1995       1996       1997       1998       beyond       Total
--------------------------------------------------------------------------------------------------------------------------
Interest rate risk management
  Interest rate swaps
    Receive-fixed index amortizing
       Notional value                                    $1,488     $5,490       $694       $366                   $8,038
       Weighted averaged fixed interest rate received      5.54%      5.29%      5.36%      4.97%                    5.33%
       Weighted average variable interest rate paid        5.74       5.71       5.90       5.95                     5.74
    Receive-fixed
       Notional value                                        $4       $955        $35                                $994
       Weighted average fixed interest rate received       8.87%      5.98%      6.48%                               6.01%
       Weighted average variable interest rate paid        5.75       4.15       5.85                                4.22
    Pay-fixed
       Notional value                                       $50       $865     $1,040     $2,050         $75       $4,080
       Weighted average variable interest rate
         received                                          5.75%      5.57%      5.95%      5.95%       5.95%        5.87%
       Weighted average fixed interest rate paid           8.11       6.09       7.90       7.93        9.43         7.56
    Basis swaps
       Notional value                                                 $465                                           $465
       Weighted average interest rate received                        5.72%                                          5.72%
       Weighted average interest rate paid                            5.63                                           5.63
  Interest rate caps                                                           $5,500                              $5,500
  Forward contracts                                      $1,268                                                     1,268
MSR risk management
  Interest rate floors                                                                                  $500          500
  Receive-fixed interest rate swaps                                                                      125          125
-------------------------------------------------------------------------------------------------------------------------

The notional values of receive-fixed index amortizing swaps amortize on predetermined dates and in predetermined amounts based on market movements of the designated index. The weighted average expected maturity of index amortizing swaps shortened to 10 months at September 30, 1995, compared with 2 years and 10 months at year-end 1994, reflecting actual and expected amortization of index-amortizing swaps as a result of lower interest rates. Should interest rates increase, the maturity of such swaps would extend. Substantially all index-amortizing swaps contractually mature by the end of 1998.

                           CORPORATE FINANCIAL REVIEW

MORTGAGE SERVICING RISK MANAGEMENT The Corporation also uses financial derivatives to manage risk associated with the value of certain MSR. The inherent risk affecting the value of MSR is the potential for the related mortgages to prepay thereby eliminating the underlying service fee income stream. Prepayment is primarily related to declining interest rates. During the third quarter of 1995, the Corporation entered into a combination of interest rate floors and receive-fixed interest rate swaps designed to reduce this risk. If interest rates decrease, the value of the interest rate swaps and floors should increase and the value of the related MSR would decline.

CREDIT RISK Credit risk represents the possibility that a customer or counterparty may not perform in accordance with contractual terms. Credit risk is inherent in the lending business and results from extending credit to customers, purchasing securities, and entering into certain off-balance-sheet financial instruments. The Corporation seeks to manage credit risk through diversification, utilizing exposure limits to any single industry or customer, requiring collateral and selling participations to third parties.

NONPERFORMING ASSETS

                            September 30     December 31
Dollars in millions                 1995            1994
-------------------------------------------------------------
Nonaccrual loans
  Commercial                         $ 93           $143
  Real estate project                  82             70
  Real estate mortgage
    Residential                        53             53
    Commercial                         40             44
                              -------------------------------
    Total nonaccrual
       loans                          268            310
Restructured loans                      5              9
                              -------------------------------
    Total nonperforming
       loans                          273            319
Foreclosed assets
  Real estate project                  87             77
  Real estate mortgage
    Residential                        24             21
    Commercial                          3              5
  Other                                21             24
                              -------------------------------
    Total foreclosed
       assets                         135            127
                              -------------------------------
    Total                            $408           $446
                              -------------------------------
Nonperforming loans to
  loans                               .74%           .90%
Nonperforming assets to
  loans and foreclosed
  assets                             1.10           1.25
Nonperforming assets to
  assets                              .67            .69
-------------------------------------------------------------

                           CORPORATE FINANCIAL REVIEW

  The following table sets forth changes in nonperforming assets during the first nine months of 1995.

CHANGE IN NONPERFORMING ASSETS

In millions                                      1995
----------------------------------------------------------
Balance at January 1                             $446
Transferred from accrual                          191
Acquisitions                                        1
Returned to performing                            (20)
Principal reductions                             (112)
Sales                                             (49)
Charge-offs and valuation adjustments             (49)
                                             --------
  Balance at September 30                        $408
----------------------------------------------------------

  At September 30, 1995, $65 million of nonperforming assets were current as to principal and interest compared with $62 million at December 31, 1994.
  Accruing loans contractually past due 90 days or more as to the payment of principal or interest totaled $146.0 million at September 30, 1995 compared with $148.3 million at December 31, 1994. Residential mortgages and student loans totaling $54.6 million and $37.4 million, respectively, were included in the total at September 30, 1995 compared with $49.6 million and $36.4 million, respectively, at year-end 1994.
  In determining the adequacy of the allowance for credit losses, the Corporation allocates reserves to specific problem loans based on a collectibility review and pools of watchlist and non-watchlist loans for various credit risk factors. Effective January 1, 1995, the Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No.
118. Under this Standard, the Corporation estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral.
  The allowance for credit losses totaled $943 million at September 30, 1995 compared with $1.0 billion at December 31, 1994. The allowance as a percentage of period-end loans and nonperforming loans was 2.56 percent and 346.3 percent, respectively, at September 30, 1995. The comparable year-end 1994 amounts were
2.83 percent and 314.2 percent, respectively.

CHARGE-OFFS AND RECOVERIES

                                                        Percent of
 Dollars in                                    Net       Average
 millions          Charge-offs  Recoveries  Charge-offs   Loans
 -----------------------------------------------------------------
 Nine months ended
 September 30, 1995
 Commercial              $ 31         $19          $12        .13%
 Real estate project
                            9           2            7        .56
 Real estate
  mortgage
   Residential              7           1            6        .08
   Commercial               4           1            3        .33
 Consumer                  56          24           32        .47
                  ------------------------------------
     Total               $107         $47          $60        .22%
                  -----------------------------------------------
 Nine months ended
 September 30, 1994
 Commercial              $ 38         $26          $12        .13%
 Real estate project
                           19           2           17       1.34
 Real estate
  mortgage
   Residential             11           1           10        .16
   Commercial               3           1            2        .24
 Consumer                  49          23           26        .40
                  ------------------------------------
     Total               $120         $53          $67        .27%
 ----------------------------------------------------------------

                           CORPORATE FINANCIAL REVIEW

LIQUIDITY RISK Liquidity represents an institution's ability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers and demands of depositors and debtholders, and invest in other strategic initiatives. Liquidity risk represents the likelihood the Corporation would be unable to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as the obligations to depositors and debtholders. Liquidity is managed through the coordination of the relative maturities of assets, liabilities and off-balance-sheet positions and is enhanced by the ability to raise funds in capital markets.
  During the first nine months of 1995, cash and due from banks decreased $468 million to $2.1 billion compared with an increase of $121 million during the year-earlier period. Net cash provided by operating activities decreased by $1.2 billion in the comparison, primarily due to an increase in loans held for sale associated with the Corporation's mortgage banking activities. Cash provided by investing activities increased to $2.9 billion compared with $2.0 billion used in the year-earlier period reflecting the Corporation's reduction of the securities portfolio. Net cash used by financing activities totaled $3.5 billion in the first nine months of 1995 compared with $749 million provided a year earlier as the Corporation repaid wholesale liabilities using proceeds from the reduction in securities.
  Liquid assets consist of cash and due from banks, short-term investments, loans held for sale and securities available for sale. At September 30, 1995, such assets totaled $5.9 billion. Liquidity is also provided by residential mortgages which may be used as collateral for funds obtained through the Federal Home Loan Bank system and by mortgage-related securities available as collateral for securities sold under agreements to repurchase. At September 30, 1995, approximately $5.3 billion of residential mortgages were available as collateral for borrowings from the Federal Home Loan Bank system. Mortgage-related securities available as collateral for securities sold under agreements to repurchase totaled $5.2 billion at September 30, 1995. The planned reduction in the securities portfolio and related wholesale funding sources is not expected to materially affect overall liquidity.
  Liquidity for the parent company and its affiliates is also generated through the issuance of securities in public or private markets, lines of credit and dividends from subsidiaries. Under effective shelf registration statements at September 30, 1995, the Corporation had available $140 million of debt, $300 million of preferred stock and $350 million of securities that may be issued as either debt or preferred stock. In addition, the Corporation had a $300 million unused committed line of credit. Funds obtained from any of these sources can be used for both bank and nonbank activities.
  Management believes the Corporation has sufficient liquidity to meet its current obligations to customers, debtholders and others. The impact of replacing maturing liabilities is reflected in the income simulation model used in the Corporation's overall asset/liability management process. At September 30, 1995, the model assumed short-term rates and the cost of replacement funding would be relatively stable.

                           CORPORATE FINANCIAL REVIEW

                           THIRD QUARTER 1995 VERSUS
                               THIRD QUARTER 1994
---------------------------------------------------------------


  Net income for the third quarter of 1995 totaled $149.0 million, or $.64 per fully diluted share, compared with $188.0 million, or $.79 per fully diluted share, a year ago. Return on average assets and return on average common shareholders' equity were .96 percent and 13.42 percent, respectively, in the third quarter of 1995, and the after-tax profit margin was 22.58 percent.
  Taxable-equivalent net interest income totaled $372.8 million in the third quarter of 1995 compared with $503.2 million a year ago. The net interest margin was 2.61 percent compared with 3.45 percent in the third quarter of 1994. Net interest income and net interest margin declines reflect the Corporation's strategic actions begun in the latter half of 1994 to reposition the balance sheet by reducing wholesale funding and investment activities, and the cost of other actions taken to reduce interest rate sensitivity. In addition, deposit and borrowing costs increased more rapidly than loan yields in the quarter-to-quarter comparison.
  Average assets for the third quarter of 1995 totaled $61.7 billion compared with $62.0 billion in the third quarter last year. For the third quarter of 1995, average loans totaled $36.8 billion. Excluding acquisitions, average loans increased 6.4 percent compared with the third quarter of 1994. Average loans represented 64.5 percent of average earning assets compared with 59.2 percent a year ago, as average securities declined $3.6 billion reflecting the strategic initiative to downsize this portfolio.
  Noninterest income increased $56.2 million, or 24.3 percent, to $287.3 million in the third quarter of 1995 compared with the year-earlier period. Investment management and trust income increased $24.3 million, or 33.6 percent, to $96.7 million, primarily due to the BlackRock acquisition, new business, and an increase in the value of managed assets. Discretionary assets totaled $85.9 billion at September 30, 1995, compared with $50.1 billion a year ago. Service charges, fees and commissions decreased $3.4 million to $91.7 million in the third quarter of 1995 compared with the same quarter a year ago, primarily reflecting the impact of the Corporation's credit card alliance. Excluding the effect of this alliance, service charges, fees and commissions increased 4.0 percent, or $3.5 million.
  Mortgage banking income decreased $27.6 million to $51.3 million during the third quarter of 1995 compared with the year-earlier period primarily due to lower gains on sales of servicing.
  Other noninterest income increased $18.6 million in the comparison. A $28.2 million gain on the sale of 12 branches located in Dayton, Ohio was partially offset by lower venture capital income. The branch sale was initiated in connection with the ongoing rationalization of the Corporation's retail branch network.
  Noninterest expense decreased $3.1 million to $432.8 million for the third quarter of 1995 compared with the year-earlier period. Lower staff and Federal deposit insurance expenses were substantially offset in the comparison by the impact of acquisitions.

                           CONSOLIDATED BALANCE SHEET


                                                                                    September 30    December 31
Dollars in millions, except par values                                                      1995           1994
----------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                $ 2,124          $ 2,592
Short-term investments                                                                     637              809
Loans held for sale                                                                        901              487
Securities available for sale                                                            2,228            3,457
Investment securities, fair value of $15,787 and $16,233                                16,035           17,464
Loans, net of unearned income of $225 and $240                                          36,815           35,407
  Allowance for credit losses                                                             (943)          (1,002)
                                                                                    ----------------------------------
  Net loans                                                                             35,872           34,405
Other                                                                                    3,421            4,931
                                                                                    ----------------------------------
  Total assets                                                                         $61,218          $64,145
                                                                                    ----------------------------------
LIABILITIES
Deposits
  Noninterest-bearing                                                                  $ 6,496          $ 6,992
  Interest-bearing                                                                      26,517           28,019
                                                                                    ----------------------------------
    Total deposits                                                                      33,013           35,011
Borrowed funds
  Federal funds purchased                                                                3,407            2,181
  Repurchase agreements                                                                  5,427            3,785
  Commercial paper                                                                         490            1,226
  Other                                                                                  3,359            4,416
                                                                                    ----------------------------------
    Total borrowed funds                                                                12,683           11,608
Notes and debentures                                                                     9,616           11,754
Other                                                                                    1,402            1,378
                                                                                    ----------------------------------
  Total liabilities                                                                     56,714           59,751

SHAREHOLDERS' EQUITY
Preferred stock - $1 par value
  Authorized: 17,545,591 and 17,601,524 shares
  Issued and outstanding: 865,033 and 920,966 shares
  Aggregate liquidation value: $18 and $19                                                   1                1
Common stock - $5 par value
  Authorized: 450,000,000 shares
  Issued: 236,776,811 and 236,063,418 shares                                             1,184            1,180
Capital surplus                                                                            465              462
Retained earnings                                                                        3,189            3,018
Deferred ESOP benefit expense                                                              (92)             (83)
Net unrealized securities losses                                                           (45)            (119)
Common stock held in treasury at cost: 8,178,221 and 2,814,910 shares                     (198)             (65)
                                                                                    ----------------------------------
  Total shareholders' equity                                                             4,504            4,394
                                                                                    ----------------------------------
  Total liabilities and shareholders' equity                                           $61,218          $64,145
----------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                        CONSOLIDATED STATEMENT OF INCOME

                                                                Three Months Ended                Nine Months Ended
                                                                   September 30                      September 30
                                                             --------------------------------------------------------------
In thousands, except per share data                              1995           1994           1995             1994
---------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Loans and fees on loans                                      $  749,019     $  652,127     $2,194,025       $1,818,974
Securities                                                      262,974        335,117        841,761          947,572
Other                                                            27,481         20,325         70,410           71,121
                                                             --------------------------------------------------------------
  Total interest income                                       1,039,474      1,007,569      3,106,196        2,837,667
INTEREST EXPENSE
Deposits                                                        329,378        249,532        941,996          664,777
Borrowed funds                                                  209,705        129,712        626,580          333,322
Notes and debentures                                            135,598        133,370        426,525          354,313
                                                             --------------------------------------------------------------
  Total interest expense                                        674,681        512,614      1,995,101        1,352,412
                                                             --------------------------------------------------------------
  Net interest income                                           364,793        494,955      1,111,095        1,485,255
Provision for credit losses                                                     10,078                          60,123
                                                             --------------------------------------------------------------
  Net interest income less provision for credit losses          364,793        484,877      1,111,095        1,425,132
NONINTEREST INCOME
Investment management and trust                                  96,657         72,354        273,306          218,815
Service charges, fees and commissions                            91,717         95,094        272,125          275,135
Mortgage banking                                                 51,333         78,911        146,653          159,274
Net securities gains (losses)                                        44        (44,202)         9,080          (13,895)
Other                                                            47,536         28,942         88,270           78,561
                                                             --------------------------------------------------------------
  Total noninterest income                                      287,287        231,099        789,434          717,890
NONINTEREST EXPENSE
Staff expense                                                   204,841        208,128        611,289          618,999
Net occupancy and equipment                                      69,314         67,880        206,073          200,022
Other                                                           158,647        159,905        479,222          462,033
                                                             --------------------------------------------------------------
  Total noninterest expense                                     432,802        435,913      1,296,584        1,281,054
                                                             --------------------------------------------------------------
  Income before income taxes                                    219,278        280,063        603,945          861,968
Applicable income taxes                                          70,232         92,065        192,260          280,436
                                                             --------------------------------------------------------------
  Net income                                                 $  149,046     $  187,998     $  411,685       $  581,532
                                                             --------------------------------------------------------------
EARNINGS PER COMMON SHARE
Primary                                                            $.65           $.79          $1.78            $2.45
Fully diluted                                                       .64            .79           1.77             2.44
CASH DIVIDENDS DECLARED PER COMMON SHARE                            .35            .32           1.05              .96
AVERAGE COMMON SHARES OUTSTANDING
Primary                                                         229,837        236,914        230,869          236,954
Fully diluted                                                   231,875        238,735        233,087          238,807
---------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

 Nine months ended September 30
 In millions                                                                               1995            1994
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                              $   412         $    582
Adjustments to reconcile net income to net cash provided by operating activities
  Provision for credit losses                                                                                 60
  Depreciation, amortization and accretion                                                  185              185
  Deferred income taxes                                                                      79               38
  Net securities (gains) losses                                                              (9)              14
  Net gain on sales of assets                                                               (66)             (55)
  Valuation adjustments on assets, net of gains on sales                                     (1)             (19)
Changes in
    Loans held for sale                                                                    (414)             927
    Other                                                                                   (61)            (402)
                                                                                        -----------------------------
    Net cash provided by operating activities                                               125            1,330
INVESTING ACTIVITIES
Net change in loans                                                                      (1,241)          (1,512)
Maturities
  Securities available for sale                                                             360            1,920
  Investment securities                                                                   1,465            2,539
Sales
  Securities available for sale                                                           1,713           10,699
  Loans                                                                                     153              561
  Foreclosed assets                                                                          52               84
Purchases
  Securities available for sale                                                            (696)          (8,430)
  Investment securities                                                                     (32)          (7,560)
  Loans                                                                                    (520)             (22)
Net cash paid for acquisitions                                                             (119)            (462)
Other                                                                                     1,799              225
                                                                                        -----------------------------
  Net cash provided (used) by investing activities                                        2,934           (1,958)
FINANCING ACTIVITIES
Net change in
  Noninterest-bearing deposits                                                             (503)            (813)
  Interest-bearing deposits                                                              (1,405)          (1,088)
  Federal funds purchased                                                                 1,223              822
Sale/issuance
  Repurchase agreements                                                                  60,328          106,042
  Commercial paper                                                                        3,234            4,086
  Other borrowed funds                                                                   80,973           80,433
  Notes and debentures                                                                    8,506            7,577
  Common stock                                                                               34               33
Redemption/maturity
  Repurchase agreements                                                                 (58,686)        (106,684)
  Commercial paper                                                                       (3,969)          (2,739)
  Other borrowed funds                                                                  (82,030)         (81,251)
  Notes and debentures                                                                  (10,825)          (5,412)
Net acquisition of treasury stock                                                          (164)             (30)
Cash dividends paid to shareholders                                                        (243)            (227)
                                                                                        -----------------------------
    Net cash provided (used) by financing activities                                     (3,527)             749
                                                                                        -----------------------------
INCREASE IN CASH AND DUE FROM BANKS                                                        (468)             121
  Cash and due from banks at beginning of year                                            2,592            1,817
                                                                                        -----------------------------
    Cash and due from banks at end of period                                            $ 2,124        $   1,938
---------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              ACCOUNTING POLICIES
---------------------------------------------------------------

BUSINESS PNC Bank Corp. provides a broad range of banking and related financial services through its subsidiaries to consumers, small businesses and corporate customers and is subject to intense competition from other financial services companies with respect to these services and customers. PNC Bank Corp. is also subject to the regulations of certain federal and state agencies and undergoes periodic examinations by such regulatory authorities.

BASIS OF FINANCIAL STATEMENT PRESENTATION The unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of PNC Bank Corp. and its subsidiaries ("Corporation"), substantially all of which are wholly owned. In the opinion of management, the financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the interim periods presented.
  In preparing the unaudited consolidated interim financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from such estimates.
  The notes included herein should be read in conjunction with the audited consolidated financial statements included in the Corporation's 1994 Annual Report.

ALLOWANCE FOR CREDIT LOSSES Effective January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. Under this Standard, the Corporation estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. For purposes of this Standard, nonaccrual commercial, real estate project, commercial real estate and restructured loans are considered to be impaired. Prior to 1995, the credit losses related to these loans were estimated based on undiscounted cash flows or the fair value of the underlying collateral.
  The allowance is maintained at a level believed by management to be sufficient to absorb estimated potential credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the credit portfolio and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of expected future cash flows on impaired loans, which may be susceptible to significant change. The allowance for credit losses on impaired loans pursuant to SFAS No. 114 is one component of the methodology for determining the allowance for credit losses. The remaining components of the allowance for credit losses provide for estimated losses on consumer loans and residential real estate mortgages, and general amounts for historical loss experience, uncertainties in estimating losses and inherent risks in the various credit portfolios.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NONPERFORMING ASSETS Foreclosed assets are comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure and loans where the Corporation has possession of the underlying collateral. Foreclosed assets are recorded as other assets in the consolidated balance sheet.
  The interest collected on impaired loans is recognized on the cash basis or cost recovery method depending on the collectibility of the loans.

EARNINGS PER COMMON SHARE Primary earnings per common share is calculated by dividing net income adjusted for preferred stock dividends declared by the sum of the weighted average number of shares of common stock outstanding and the number of shares of common stock which would be issued assuming the exercise of stock options during each period.
  Fully diluted earnings per common share is based on net income adjusted for interest expense, net of tax, on outstanding convertible debentures and dividends declared on nonconvertible preferred stock. The weighted average number of shares of common stock outstanding is increased by the assumed conversion of outstanding convertible preferred stock and convertible debentures from the beginning of the year or date of issuance, if later, and the number of shares of common stock which would be issued assuming the exercise of stock options. Such adjustments to net income and the weighted average number of shares of common stock outstanding are made only when such adjustments dilute earnings per common share.

FINANCIAL DERIVATIVES The Corporation uses off-balance-sheet financial derivatives as part of its overall asset/liability management process and as part of its mortgage banking activities. Substantially all of such instruments are used to manage interest rate risk and to manage risk associated with the value of certain mortgage servicing rights ("MSR"). Financial derivatives used for such purposes primarily consist of interest rate swaps, caps, and floors and futures and forward contracts.
  Futures contracts are used to hedge interest rate risk. To qualify for hedge accounting, the futures contract must be designated as a hedge of an asset, liability, firm commitment or anticipated transaction that is probable of occurring and whose significant terms have been identified. Such instruments must expose the Corporation to interest rate risk and the futures contract must reduce such risk. Under hedge accounting, gains and losses on futures contracts are deferred and included in the carrying value of related assets and liabilities. The deferred gains and losses are amortized as a yield adjustment over the expected life of the hedged instrument. If the hedged instruments are disposed of, the unamortized deferred gains or losses are included in the determination of the gain/loss on the disposition of such instruments.
  Interest rate caps and floors are agreements where, for a fee, the counterparty agrees to pay the Corporation the amount, if any, by which a specified market interest rate differs from a defined rate applied to a notional amount. Premiums on interest rate caps are deferred and amortized over the life of the agreement as an adjustment to interest income or interest expense of the designated instruments. Unamortized premiums are included in other assets. Payments received on interest rate caps are recognized under the accrual method as an adjustment to interest income or expense of the designated instruments. Upon termination, any losses, measured by the difference between the unamortized premium and the fair value payment would be recognized immediately in the results of operations. Any gains resulting from such terminations would be deferred and amortized as an adjustment to interest income or expense of the designated instruments over the shorter of the remaining life of the interest rate contract or the designated instrument.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The Corporation has used a combination of interest rate swaps and floors to manage risk associated with the value of MSR. To qualify as a hedge, the instruments must be designated as a hedge of specified MSR and reduce risk of changes in the value of MSR. Premiums on interest rate floors are deferred and amortized over the life of the agreement as an adjustment to non-interest expense. Unamortized premiums are included in other assets. Unrealized gains or losses on the hedges are considered in the valuation of MSR. Realized gains and losses are deferred as an adjustment to the carrying amount of the MSR and amortized over the estimated life of the designated MSR. Instruments not qualifying as a hedge would be marked to market.

                         CHANGE IN ACCOUNTING PRINCIPLE
---------------------------------------------------------------


  In the second quarter, the Corporation adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights," which amended SFAS No. 65, "Accounting for Certain Mortgage Banking Activities". This Standard provides for the recognition of originated mortgage servicing rights ("OMSR") retained for loans sold by allocating total costs incurred between the loan and the servicing rights based on their relative fair values. Under SFAS No. 65, the value of OMSR was not recognized as assets when the related loan was sold. MSR are amortized in proportion to, and over the period of, estimated net servicing income.
  At September 30, 1995, the Corporation's capitalized MSR had a carrying value of $280.8 million and an estimated fair value of $356.3 million. To determine the fair value of MSR the Corporation estimates the present value of future cash flows incorporating numerous assumptions including servicing income, cost of servicing, discount rate, prepayment speeds and default rates.
  SFAS No. 122 also requires that a valuation allowance be established for the excess of the carrying amount of capitalized MSR over their estimated fair value. For purposes of measuring impairment, MSR are disaggregated and stratified on predominant risk characteristics, primarily loan type, interest rates and investor type. At September 30, 1995 no allowance for impairment was required.
  SFAS No. 122 requires prospective adoption with respect to OMSR recognition. The after-tax amount of OMSR recognized in the nine months ended September 30, 1995, was $16.6 million, or $.07 per fully diluted share.

                            MERGERS AND ACQUISITIONS
---------------------------------------------------------------


In July 1995, the Corporation entered into a definitive merger agreement with Midlantic Corporation ("Midlantic"), a regional bank holding company headquartered in Edison, New Jersey. At September 30, 1995, Midlantic had assets and deposits of $13.9 billion and $10.9 billion, respectively. Under terms of the agreement, the Corporation will exchange 2.05 shares of its common stock for each share of Midlantic common stock. Based on share data as of September 30, 1995, the Corporation expects to issue 111.1 million shares of its common stock to consummate the merger. The transaction will be accounted for as a pooling of interests. The Corporation has received all required regulatory approvals for the merger, which is targeted to be completed by year-end 1995, pending approval by shareholders of both companies.
  On October 6, 1995, the Corporation completed the acquisition of Chemical New Jersey Holdings, Inc., and its wholly-owned subsidiary Chemical Bank New Jersey, N.A. ("Chemical") consisting of 81 branches in southern and central New Jersey with total assets of $3.2 billion and retail core deposits of $2.7 billion. The transaction was accounted for under the purchase method and the Corporation paid approximately $492 million in cash.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  In February 1995, the Corporation completed the acquisition of BlackRock Financial Management L.P., a New York-based, fixed-income investment management firm with approximately $25 billion in assets under management at closing. The transaction was accounted for under the purchase method and the Corporation paid $71 million in cash and issued $169 million of unsecured notes. In connection with this acquisition, the Corporation recorded $239 million of intangible assets.
  In the first quarter of 1995 the Corporation acquired Indian River Federal Savings Bank, Vero Beach, Florida, and Brentwood Financial Corporation, Cincinnati, Ohio, for $33 million in cash. The acquisitions added assets and deposits of approximately $175 million and $140 million, respectively.
  During 1994, the Corporation completed the acquisitions of United Federal Bancorp, Inc., State College, Pennsylvania, and First Eastern Corp., Wilkes-Barre, Pennsylvania. The acquisitions added assets and deposits of $2.8 billion and $2.4 billion, respectively. In addition, in June 1994, the Corporation purchased a $10 billion residential mortgage servicing portfolio from the Associates Corporation of North America.

                                   CASH FLOWS
---------------------------------------------------------------


For purposes of the statement of cash flows, the Corporation defines cash and due from banks as cash and cash equivalents. During the first nine months of 1995 and 1994, interest paid on deposits and other contractual debt obligations was $2.0 billion and $1.3 billion, respectively. Income taxes paid were $36.4 and $305.1 million, respectively. Noncash activities consisted of loans transferred to foreclosed assets totaling $59.6 million during the first nine months of 1995 and $46.4 million in the first nine months of 1994 and transfers of securities available for sale to investment securities totaling $2.7 billion during the first nine months of 1994.
  The table below sets forth information pertaining to acquisitions and divestitures which affect cash flows for the nine months ended September 30, 1995 and 1994.

Nine months ended September 30
In millions                            1995      1994
----------------------------------------------------------
Assets acquired                        $299    $3,197
Liabilities assumed                     144     2,619
Cash paid                               155       578
Cash and due from banks received         36       116
----------------------------------------------------------

  In addition, the Corporation issued $169 million of unsecured notes in connection with the BlackRock acquisition.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                SECURITIES
------------------------------------------

The following table sets forth the amortized cost, unrealized gains and losses, and the estimated fair value of the securities portfolio.

[CAPTION]

                                               September 30, 1995                             December 31, 1994
                                   ------------------------------------------    --------------------------------------------
                                   Amortized      Unrealized                      Amortized       Unrealized
                                              ------------------                              ------------------
           In millions               Cost      Gains     Losses   Fair Value        Cost       Gains     Losses   Fair Value
----------------------------------------------------------------------------------------------------------------------------------
Investment securities
  Debt securities
   U.S. Treasury                     $ 1,806       $14                $ 1,820        $ 1,794              $   93      $ 1,701
   U.S. Government agencies and
    corporations
     Mortgage-related                  9,892         9      $298        9,603         10,920               1,025        9,895
     Other                             1,000         4                  1,004          1,000                  28          972
   State and municipal                   325        21                    346            348       $12         2          358
   Asset-backed private placements     1,597        10                  1,607          1,597                  33        1,564
   Other debt
     Mortgage-related                    636         1         9          628            726                  43          683
     Other                               468                   1          467            769                  20          749
  Other                                  311         1                    312            310         1                    311
                                   ------------------------------------------------------------------------------------------
   Total                             $16,035       $60      $308      $15,787        $17,464       $13    $1,244      $16,233
                                   ------------------------------------------------------------------------------------------
Securities available for sale
  Debt securities
   U.S. Treasury                       $ 106       $ 1                $   107        $   401              $    8      $   393
   U.S. Government agencies and
    corporations
     Mortgage-related                  1,284         8      $  9        1,283          2,161                  69        2,092
     Other                                25                   1           24             25                   4           21
  Other debt
     Mortgage-related                    590         1         2          589            749                  17          732
     Other                               118         2         1          119            117       $ 2                    119
Corporate stocks and other               106         2         2          106            105         1         6          100
                                   ------------------------------------------------------------------------------------------
   Total                              $2,229       $14      $ 15      $ 2,228        $ 3,558       $ 3    $  104      $ 3,457
----------------------------------------------------------------------------------------------------------------------------------

  Management is reviewing the asset/liability positions of Midlantic and the Corporation and is considering various actions consistent with the Corporation's strategic initiatives related to balance sheet repositioning and interest rate risk management. In connection therewith, the Corporation is considering reclassifying investment securities to the available-for-sale portfolio. Any reclassifications of investment securities will be accounted for at fair value and would include the fair value of associated financial derivatives. Unrealized gains and losses would be recorded as a component of shareholders' equity, net of tax.
  The Corporation may sell securities classified as available for sale as part of the overall asset/liability management process. Realized gains and losses would be reflected in the results of operations and would include the fair value of financial derivatives associated with such securities.
  On a pro forma basis, the combined investment securities of the Corporation and Midlantic had a net unrealized pretax loss of $226 million at September 30, 1995. The associated financial derivatives had an estimated net unrealized pretax loss of $283 million, including deferred losses on terminated swap contracts.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              NONPERFORMING ASSETS
---------------------------------------------------------------

Nonperforming assets are comprised of nonaccrual and restructured loans, and foreclosed assets. These assets were as follows:

                             September 30    December 31
In millions                          1995           1994
--------------------------------------------------------
Nonaccrual loans                     $268           $310
Restructured loans                      5              9
                            ----------------------------
  Total nonperforming
    loans                             273            319
Foreclosed assets                     135            127
                            ----------------------------
  Total nonperforming
    assets                           $408           $446
--------------------------------------------------------

  Information with respect to impaired loans and the related allowance determined in accordance with SFAS No. 114 is set forth below.

                                      September 30
In millions                                   1995
------------------------------------------------------
Impaired loans
  With a related allowance for credit
    losses                                    $123
  Without a related allowance for
    credit losses                               92
                                              ----
    Total impaired loans                      $215
                                              ----
Allowance for credit losses                   $ 18
Average impaired loans                         240
------------------------------------------------------

  During the first nine months of 1995, interest income recognized on impaired loans was $1.3 million.

                          ALLOWANCE FOR CREDIT LOSSES
---------------------------------------------------------------


The following table presents changes in the allowance for credit losses:

In millions                             1995       1994
------------------------------------------------------------
Balance at January 1                  $1,002     $  972
Charge-offs                             (107)      (120)
Recoveries                                47         53
                                      ----------------------
  Net charge-offs                        (60)       (67)
Provision for credit losses                          60
Acquisitions                               1         65
                                      ----------------------
  Balance at September 30             $  943     $1,030
------------------------------------------------------------

                              NOTES AND DEBENTURES
---------------------------------------------------------------


Notes and debentures consisted of the following:

                              September 30    December 31
In millions                           1995           1994
-------------------------------------------------------------
BANKING SUBSIDIARIES
Bank notes                          $5,777        $ 8,825
Federal Home Loan Bank               2,447          1,384
Subordinated notes                     345
Student Loan Marketing
  Association                                         500
Other                                  182
                               ------------------------------
  Total banking subsidiaries         8,751         10,709
OTHER SUBSIDIARIES
Senior notes                            13            164
Subordinated notes                     747            746
ESOP borrowing                         101            110
Other                                    4             25
                               ------------------------------
  Total other subsidiaries             865          1,045
                               ------------------------------
  Total                             $9,616        $11,754
-------------------------------------------------------------

  Notes and debentures have scheduled repayments for the years 1995 through 1999 and thereafter of $2.3 billion, $5.3 billion, $168 million, $152 million, and $1.6 billion, respectively. In April 1995, the Corporation issued $350 million of 7.875 percent unsecured subordinated notes due in 2005.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         FINANCIAL DERIVATIVES
----------------------------------------


The following table sets forth the notional value and the related fair values of financial derivatives used for interest rate risk management and to manage the risk associated with the value of MSR:

[CAPTION]

                                                                       Positive                      Negative        Total
                                                        Notional         Fair         Notional         Fair         Notional
In millions                                              Value          Value          Value          Value          Value
---------------------------------------------------------------------------------------------------------------------------------
September 30, 1995
Interest rate risk management
  Interest rate swaps
    Receive-fixed                                        $1,015           $13         $ 8,017          $(129)       $ 9,032
    Pay-fixed                                               500                         3,580           (149)         4,080
    Basis swap                                              465             2                                           465
                                                      -------------------------------------------------------------------------
    Total interest rate swaps                             1,980            15          11,597           (278)        13,577
  Interest rate caps                                      5,500            18                                         5,500
                                                      -------------------------------------------------------------------------
  Total interest rate risk                                7,480            33          11,597           (278)        19,077
                                                      -------------------------------------------------------------------------
Mortgage servicing risk management
  Receive-fixed interest rate swaps                         125             1                                           125
  Interest rate floors                                      500             5                                           500
                                                      -------------------------------------------------------------------------
  Total mortgage servicing risk management                  625             6                                           625
                                                      -------------------------------------------------------------------------
    Total                                                $8,105           $39         $11,597          $(278)       $19,702
                                                      -------------------------------------------------------------------------
December 31, 1994
Interest rate risk management
  Interest rate swaps
    Receive-fixed                                       $   119          $  4         $11,375          $(772)       $11,494
    Pay-fixed                                             5,060            26             658            (19)         5,718
                                                      -------------------------------------------------------------------------
    Total swaps                                           5,179            30          12,033           (791)        17,212
  Interest rate caps                                      5,500           132                                         5,500
                                                      -------------------------------------------------------------------------
  Total interest rate risk management                   $10,679          $162         $12,033          $(791)       $22,712
---------------------------------------------------------------------------------------------------------------------------------

  During the third quarter of 1995, the Corporation terminated $2.0 billion of pay-fixed interest rate swaps. The resulting loss was deferred and is being amortized as an adjustment to interest income or expense of the designated instruments. At September 30, 1995, the unamortized loss was $92.8 million and will be amortized ratably over a remaining period of 2 years and 7 months.

                             STATISTICAL INFORMATION

average consolidated balance sheet and net interest analysis

                                                                        Nine months ended September 30
                                             -------------------------------------------------------------------------------------
                                                           1995                                        1994
Taxable-equivalent basis                     -------------------------------------------------------------------------------------
Average balance in millions, interest in     Average                   Average           Average                   Average
thousands                                    Balances    Interest    Yields/Rates        Balances    Interest    Yields/Rates
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets
  Short-term investments                     $   635    $   32,829           6.91%       $   821    $   29,378           4.78%
  Mortgages held for sale                        602        35,069           7.77            730        38,948           7.11
  Securities
    U.S. Treasury                              2,061        58,289           3.78          3,562       129,262           4.85
    U.S. Government agencies and
      corporations                            13,341       558,242           5.58         15,406       691,417           5.98
    State and municipal                          342        26,160          10.22            369        28,596          10.33
    Other debt                                 3,791       192,920           6.75          2,212        95,301           5.75
    Corporate stocks and others                  313        14,821           6.33            295        12,998           5.88
                                             ---------------------                       ---------------------
    Total securities                          19,848       850,432           5.71         21,844       957,574           5.85
  Loans, net of unearned income
    Commercial                                12,425       741,652           7.87         11,963       648,452           7.25
    Real estate project                        1,666       116,521           9.22          1,693       100,181           7.91
    Real estate mortgage                      11,345       649,048           7.63          9,293       483,967           6.94
    Consumer                                   9,039       619,454           9.16          8,689       538,069           8.28
    Other                                      1,641        82,994           6.75          1,387        63,372           6.10
                                             ---------------------                       ---------------------
    Total loans, net of unearned income       36,116     2,209,669           8.13         33,025     1,834,041           7.42
    Other interest-earning assets                 54         2,637           6.55             98         2,878           3.94
                                             ---------------------                       ---------------------
    Total interest-earning assets/interest
      income                                  57,255     3,130,636           7.28         56,518     2,862,819           6.77
Noninterest-earning assets
  Allowance for credit losses                   (979)                                     (1,009)
  Cash and due from banks                      2,252                                       2,121
  Other assets                                 3,247                                       2,574
                                             -------                                     -------
    Total assets                             $61,775                                     $60,204
                                             -------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities
  Interest-bearing deposits
    Demand and money market                  $ 9,004       210,358           3.12        $10,007       142,115           1.90
    Savings                                    2,160        41,995           2.60          2,440        22,224           1.22
    Other time                                14,080       589,738           5.60         13,115       469,887           4.79
    Deposits in foreign offices                2,147        99,905           6.14            945        30,551           4.32
                                             ---------------------                       ---------------------
    Total interest-bearing deposits           27,391       941,996           4.59         26,507       664,777           3.35
  Borrowed funds
    Federal funds purchased                    2,782       125,414           6.03          2,880        87,373           4.06
    Repurchase agreements                      6,447       298,439           6.10          5,180       149,971           3.87
    Commercial paper                             728        32,459           5.96            947        30,119           4.25
    Other                                      3,342       170,268           6.76          2,277        65,859           3.87
                                             ---------------------                       ---------------------
    Total borrowed funds                      13,299       626,580           6.24         11,284       333,322           3.95
Notes and debentures                           9,132       426,525           6.20         10,848       354,313           4.36
                                             ---------------------                       ---------------------
Total interest-bearing liabilities/interest
  expense                                     49,822     1,995,101           5.33         48,639     1,352,412           3.72
Noninterest-bearing liabilities and
  shareholders' equity
  Demand and other noninterest-bearing
    deposits                                   6,311                                       6,158
  Accrued expenses and other liabilities       1,258                                       1,087
  Shareholders' equity                         4,384                                       4,320
                                             -------                                     -------
    Total liabilities and shareholders'
      equity                                 $61,775                                     $60,204
                                             -------------------------------------------------------------------------------------
Interest rate spread including interest
  rate swaps and caps                                                        1.95                                        3.05
    Impact of noninterest-bearing
      liabilities                                                             .69                                         .52
                                             -------------------------------------------------------------------------------------
    Net interest income/margin on earning
      assets                                            $1,135,535           2.64%                  $1,510,407           3.57%
----------------------------------------------------------------------------------------------------------------------------------

Nonaccrual loans are included in loans, net of unearned income. The impact of interest rate swaps and caps is included in the interest income/expense and average yields/rates for commercial loans, U.S. Government agencies and corporations securities, all interest-bearing deposits, other borrowed funds and notes and debentures.

                             STATISTICAL INFORMATION

                                    1995
----------------------------------------------------------------------------                         1994
            Third Quarter                             Second Quarter                            Third Quarter
-------------------------------------------------------------------------------------------------------------------------------
Average                     Average       Average                     Average       Average                     Average
Balances     Interest     Yields/Rates    Balances     Interest     Yields/Rates    Balances     Interest     Yields/Rates
-------------------------------------------------------------------------------------------------------------------------------


$   518     $    9,641         7.39%      $   620     $   10,777         6.97%      $   744     $    9,493         5.06%
    888         16,844         7.59           500          9,756         7.80           546         10,026         7.35

  1,946         17,449         3.56         2,065         20,029         3.89         3,008         37,751         4.99

 12,595        172,082         5.47        13,335        187,538         5.63        15,494        237,219         6.12
    336          8,479        10.10           342          8,816        10.31           359          9,246        10.30
  3,613         62,732         6.87         3,806         64,993         6.80         3,245         49,231         6.07
    315          5,038         6.35           310          4,928         6.38           316          4,818         6.10
----------------------                     ---------------------                     ---------------------
 18,805        265,780         5.64        19,858        286,304         5.76        22,422        338,265         6.03

 12,660        249,389         7.71        12,479        250,410         7.94        12,454        230,552         7.34
  1,713         39,549         9.04         1,665         39,799         9.46         1,621         34,587         8.46
 11,761        229,554         7.81        11,383        214,293         7.53         9,836        175,174         7.12
  9,088        208,235         9.09         9,005        210,863         9.39         8,993        192,343         8.49
  1,602         27,430         6.82         1,659         27,839         6.72         1,590         24,587         6.16
----------------------                     ---------------------                     ---------------------
 36,824        754,157         8.10        36,191        743,204         8.19        34,494        657,243         7.58
     64          1,055         6.58            51            841         6.66            69            827         4.76
----------------------                     ---------------------                     ---------------------

 57,099      1,047,477         7.28        57,220      1,050,882         7.33        58,275      1,015,854         6.94

   (961)                                     (977)                                   (1,043)
  2,195                                     2,413                                     2,107
  3,383                                     3,262                                     2,649
-------                                   -------                                   -------
$61,716                                   $61,918                                   $61,988
-------------------------------------------------------------------------------------------------------------------------------



$ 8,882         69,221         3.09       $ 8,799         70,241         3.20       $10,273         57,780         2.23
  2,045         13,103         2.54         2,154         14,352         2.67         2,547         11,504         1.79
 14,444        208,550         5.74        14,171        199,782         5.65        13,125        160,701         4.86
  2,429         38,504         6.20         2,301         35,909         6.17         1,712         19,547         4.53
----------------------                     ---------------------                     ---------------------
 27,800        329,378         4.70        27,425        320,284         4.68        27,657        249,532         3.58

  3,570         53,230         5.92         2,628         40,802         6.23         3,550         40,613         4.54
  5,795         90,391         6.10         6,698        105,010         6.20         4,615         49,901         4.29
    492          7,396         5.96           621          9,423         6.08         1,405         16,343         4.61
  3,437         58,688         6.72         3,334         58,588         6.99         1,776         22,855         5.11
----------------------                     ---------------------                     ---------------------
 13,294        209,705         6.21        13,281        213,823         6.40        11,346        129,712         4.54
  8,459        135,598         6.32         9,213        146,204         6.32        11,358        133,370         4.68
----------------------                     ---------------------                     ---------------------

 49,553        674,681         5.38        49,919        680,311         5.44        50,361        512,614         4.04



  6,452                                     6,362                                     6,325
  1,286                                     1,268                                       942
  4,425                                     4,369                                     4,360
-------                                   -------                                   -------

$61,716                                   $61,918                                   $61,988
-------------------------------------------------------------------------------------------------------------------------------

                               1.90                                      1.89                                      2.90

                                .71                                       .69                                       .55
-------------------------------------------------------------------------------------------------------------------------------

            $  372,796         2.61%                  $  370,571         2.58%                  $  503,240         3.45%
-------------------------------------------------------------------------------------------------------------------------------

                             CORPORATE INFORMATION

CORPORATE HEADQUARTERS
PNC Bank Corp.
One PNC Plaza
Fifth Avenue and Wood Street
Pittsburgh, Pennsylvania 15265

STOCK LISTING
PNC Bank Corp. common stock is traded on the New York
Stock Exchange (NYSE) under the symbol PNC.

REGISTRAR AND TRANSFER AGENT
Chemical Bank
J.A.F. Building
P. O. Box 3068
New York, New York 10116-3068
800-982-7652

INQUIRIES
Individual shareholders should contact:
Shareholder Relations at 800-843-2206 or the PNC Bank Hotline at 800-982-7652

Analysts and institutional investors should contact:
William H. Callihan, Vice President,
Investor Relations, at 412-762-8257
News media representatives and others seeking general information should contact:
Jonathan Williams, Vice President,
Media Relations, at 412-762-4550

FORM 10-Q
The Quarterly Report on Form 10-Q is filed with the Securities and Exchange Commission. This report, excluding certain exhibits, may be obtained without charge upon written request to Glenn Davies, Vice President, Financial Reporting, at corporate headquarters. Requests may also be directed to (412) 762-1553 or to gdavies@usaor.net on the Internet.

COMMON STOCK PRICES/DIVIDENDS DECLARED
The table below sets forth by quarter the range of high and low sale prices for PNC Bank Corp. common stock and the cash dividends declared per common share.

                                            Cash Dividends
1995 Quarter             High        Low          Declared
---------------------------------------------------------------
First                   $25.750    $21.125            $ .35
Second                   28.125     24.250              .35
Third                    28.625     23.625              .35
                        -----------------------------------
  Total                                               $1.05
---------------------------------------------------------------
1994 Quarter
---------------------------------------------------------------
First                   $29.875    $25.250            $ .32
Second                   31.625     26.125              .32
Third                    30.000     25.625              .32
Fourth                   26.375     20.000              .35
                        -----------------------------------
  Total                                               $1.31
---------------------------------------------------------------

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
The PNC Bank Corp. dividend reinvestment and stock purchase plan enables holders of common and preferred stock to purchase additional shares of common stock conveniently and without paying brokerage commissions or service charges. A prospectus and enrollment card may be obtained by writing to Shareholder Relations at corporate headquarters.